Cannabis Pioneers. Industry Leaders ANNUAL INFORMATION FORM For the financial year ended March 31, 2025 June [11], 2025 {00269672:2} Annual Information Form For the year ended March 31, 2025 June 17, 2025

1 | P a g e WHAT’S INSIDE: FORWARD-LOOKING STATEMENTS .............................................................................. 2 CORPORATE STRUCTURE ............................................................................................. 4 GENERAL DEVELOPMENT OF THE BUSINESS ............................................................ 4 DESCRIPTION OF THE BUSINESS ................................................................................. 9 RISK FACTORS .............................................................................................................. 18 DESCRIPTION OF CAPITAL STRUCTURE ................................................................... 32 MARKET FOR SECURITIES ........................................................................................... 33 ESCROWED SECURITIES .............................................................................................. 35 DIRECTORS AND OFFICERS ........................................................................................ 35 LEGAL PROCEEDINGS AND REGULATORY ACTIONS .............................................. 37 INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS ....... 38 TRANSFER AGENT AND REGISTRARS ....................................................................... 38 MATERIAL CONTRACTS ............................................................................................... 38 INTEREST OF EXPERTS ................................................................................................ 38 AUDIT COMMITTEE ........................................................................................................ 38 ADDITIONAL INFORMATION ......................................................................................... 40 SCHEDULE “A”: AUDIT COMMITTEE CHARTER ........................................................ 41

2 | P a g e ANNUAL INFORMATION FORM In this Annual Information Form, unless otherwise noted or the context indicates otherwise, the “Company”, “Aurora”, “we”, “us” and “our” refer to Aurora Cannabis Inc. and its subsidiaries. All financial information in this Annual Information Form is prepared in Canadian dollars, unless otherwise indicated, and using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The information contained herein is dated as of June 17, 2025, unless otherwise stated. FORWARD-LOOKING STATEMENTS This Annual Information Form contains certain statements which may constitute “forward-looking information” and “forward- looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this Annual Information Form and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:  pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected selling, general and administrative (“SG&A”) run-rates, and grams produced;  the strategy of the Company and other matters discussed under the heading “Our Strategy”;  the anticipated disposition of legal claims disclosed under the heading “Legal Proceedings and Regulatory Actions”;  the Company’s ability to deliver positive adjusted EBITDA and positive free cash flow;  the Company’s ability to continue to fund operations;  the Bevo business and associated benefits to the Company, including, but not limited to, those in respect of revenues and the creation of long-term value;  future strategic opportunities;  future growth opportunities including the expansion into additional international markets;  expectations related to the increased legalization of medical and consumer markets, including the United States, and the Company’s ability to participate in new markets when they open;  competitive advantages and strengths in Canadian and international medical cannabis, medical and regulatory expertise in a federal framework and scientific expertise, including genetics and breeding;  the Company’s breeding program, product portfolio and innovation, and the expected impact on revenue and long-term success;  the acquisition of MedReleaf Australia, including the associated benefits to the Company’s business;  the availability of funds under the Company’s 2025 Shelf Prospectus; and  the creation of sustainable, long-term shareholder value. Forward-looking information or statements contained in this Annual Information Form have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crise ,and other risks as set out under “Risk Factors” contained herein.

3 | P a g e Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this Annual Information Form and in the documents incorporated by reference herein are expressly qualified by this cautionary statement. KEY TERMS ACE Aurora Cannabis Enterprises Inc., a wholly owned subsidiary of the Company and license-holder AIF or Annual Information Form this annual information form of the Company dated June 17, 2025 for the financial year ended March 31, 2025 Aurora or the Company Aurora Cannabis Inc. Aurora Coast Aurora’s research facility dedicated to cannabis breeding located in Comox, British Columbia Aurora Germany Aurora Deutschland GmbH, a wholly owned subsidiary of the Company Aurora River Aurora’s production facility located in Bradford, Ontario BCBCA Business Corporations Act (British Columbia) Bevo Bevo Agtech Inc., of which the Company owns a controlling (50.1%) interest Board Board of Directors of the Company Cannabis Act Cannabis Act (S.C. 2018, c. 16), which sets out the legal framework for controlling the production, distribution, sale and possession of cannabis across Canada Cannabis Regulations the regulations enacted under the Cannabis Act that set out the rules and standards that apply to the production, distribution, sale, importation and exportation of cannabis by federal licence holders CannaHealth CannaHealth Therapeutics Inc., a company with assets in the Canadian medical aggregator space which the Company acquired on September 30, 2022 CanniMed CanniMed Therapeutics Inc., a former wholly owned subsidiary of the Company which amalgamated to form ACE on July 1, 2020 CBD cannabidiol, an active ingredient and one of the primary cannabinoids derived from cannabis plants Common Shares common shares in the capital of the Company EBITDA earnings before interest, taxes, depreciation, and amortization EU European Union Health Canada the Canadian Ministry of Health for Canada having regulatory oversight over and administration of the Cannabis Act GMP Good Manufacturing Practices Industrial Hemp Regulations the regulations enacted under the Cannabis Act that set out the rules and standards that apply to the commercial production of industrial hemp Licensed Producer an entity that holds all valid licenses in the jurisdiction it operates to cultivate cannabis MedReleaf MedReleaf Corp., a former wholly owned subsidiary of the Company which amalgamated to form ACE on July 1, 2020 MedReleaf Australia Indica Industries Pty Ltd. (dba MedReleaf Australia), a wholly owned subsidiary of the Company, which was fully acquired on February 7, 2024 Nasdaq Nasdaq Capital Market NI 51-102 National Instrument 51-102 - Continuous Disclosure Obligations adopted by the Canadian Securities Administrators NI 52-110 National Instrument 52-110 - Audit Committees adopted by the Canadian Securities Administrators SEC U.S. Securities and Exchange Commission TGA Australia's Therapeutic Goods Administration THC tetrahydrocannabinol, the principal psychoactive constituent of cannabis Thrive Thrive Cannabis Inc., a wholly owned subsidiary of the Company TSX Toronto Stock Exchange U.S. or USA United States of America U.S. Exchange Act Securities Exchange Act of 1934 WMMC Whistler Medical Marijuana Inc., a wholly owned subsidiary of the Company

4 | P a g e Name, Address and Incorporation Intercorporate Relationships GENERAL DEVELOPMENT OF THE BUSINESS Developments during the nine-month financial period ended March 31, 2023 The Company was incorporated under the BCBCA on December 21, 2006 under the name “Milk Capital Corp”. Effective October 2, 2014, the Company changed its name to “Aurora Cannabis Inc.”. The Company’s head office is located at 2207-90b Street SW, Edmonton, Alberta, T6X 1V8, and its registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8. The Common Shares are listed on the TSX and Nasdaq under the trading symbol “ACB” and on the Frankfurt Stock Exchange under the symbol “21P”. Aurora is a reporting issuer in all of the provinces of Canada and is reporting in the U.S. under the Securities Act of 1933. As of the date of this AIF, the Company operates its businesses through the following material wholly owned subsidiaries:  Aurora Cannabis Enterprises Inc., a holder of licenses under the Cannabis Act, which was formed under the Business Corporations Act (Alberta) on July 1, 2020 through the amalgamation of MedReleaf, CanniMed, CanniMed Ltd., Prairie Plant Systems Ltd. and the former Aurora Cannabis Enterprises Inc.,  Aurora Germany, a limited liability company under German law, which is a registered wholesale importer, exporter and distributor of medical cannabis in Germany and which we acquired on May 30, 2017.  CannaHealth, a company with assets in the Canadian medical aggregator space and incorporated under the Business Corporations Act (Ontario), which we acquired on September 20, 2022.  Thrive, a holder of licenses under the Cannabis Act, which was incorporated under the Business Corporations Act (Ontario). We acquired Thrive on May 5, 2022.  WMMC, a holder of licenses under the Cannabis Act, which was incorporated under the BCBCA and holds the Aurora Alpine Facility. We acquired WMMC on March 1, 2019.  MedReleaf Australia, a licensed medical cannabis company operating in Australia, which was fully acquired on February 7, 2024. During fiscal 2023, the Company was laser-focused on completing its business transformation plan announced in February 2020, and its goal of achieving positive Adjusted EBITDA through continued cost structure rationalization, profitable growth opportunities and disciplined capital deployment. Key highlights for fiscal 2023 are disclosed below. Business Transformation – Financial Discipline  On January 4, 2023, the Company closed the sale of its Aurora Polaris facility for gross proceeds of approximately $15 million, which was previously announced to be closing under the Company’s business transformation plan.  On February 9, 2023, the Company announced its financial and operational results for the fiscal second quarter ended December 31, 2022, including delivery on its commitment to achieve positive Adjusted EBITDA in Q2 fiscal 2023, following a tremendous effort to realize approximately $340 million of total annualized savings since February 2020. As of the date of this AIF, the Company has now reported its 10th consecutive quarter of positive Adjusted EBITDA.  During fiscal 2023, the Company repurchased an aggregate of US$99 million in principal amount of its convertible debt at an average discount of 96.59% to par value, for a total discounted cost to repurchase of US$95.7 million in order to further reduce the Company’s debt and annual cash interest costs. The convertible debt was fully repaid during fiscal 2024, as disclosed below. Accretive Acquisitions  On August 25, 2022, the Company announced it had acquired a 50.1% controlling interest in Bevo, one of the largest suppliers of propagated vegetables and ornamental plants in North America. Concurrent with closing, Bevo entered into an agreement to acquire the Company’s Aurora Sky facility. The total cash consideration paid to Bevo on closing was approximately $45 million. Up to an additional $12 million was payable to the Bevo selling shareholders over the three years following closing, conditional on Bevo successfully achieving certain financial milestones, which additional amounts may be satisfied, at Aurora’s option, through the issuance of Common Shares, subject to approval of the TSX. This earn- out was satisfied during fiscal 2025, for a total of $9,750,000 through the issuance of 1,190,432 Common Shares at a price of $8.1903 per Common Share. Up to $25 million could be payable over time by Bevo to Aurora in connection with the Aurora Sky vend-in, based on Bevo successfully achieving certain financial milestones at the Aurora Sky facility. This transaction aligned with the Company’s plan to achieve Adjusted EBITDA profitability on a run-rate basis in the first half of fiscal 2023, allowed the Company to immediately benefit from a profitable, cash flow positive and growing business, and CORPORATE STRUCTURE

5 | P a g e may have the potential to drive long term value to the Company’s existing cannabis business via the application of Bevo’s industry leading plant propagation expertise.  On September 20, 2022, the Company acquired all of the issued and outstanding shares of CannaHealth, a company with assets in the Canadian medical aggregator space, for $21.9 million payable in cash. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and a Business Acquisition Report in Form 51-102F4 was not required to be filed. Product Innovation  On February 22, 2023, the Company and MedReleaf Australia announced the launch of CraftPlant, a new medical cannabis brand for patients in the Australian market. The CraftPlant brand includes three products available for doctors to prescribe – Greendae, Navana and HiVolt. All three are developed from ultra-premium cultivars and are THC-dominant with high percentages of terpenes. The cultivars were developed by Aurora’s leading science and genetics business. This range is produced under strict EU GMP certified conditions. At the time of this announcement, the Company held a 10% ownership stake in MedReleaf Australia. Subsequently, the Company fully acquired MedReleaf Australia on February 7, 2024. Please see “Developments during the financial year ended March 31, 2024” for more details. Nasdaq Listing  On March 24, 2023, the Company issued a news release announcing the receipt of a notification letter from Nasdaq dated the same day advising that the Company was not in compliance with Nasdaq Listing Rule 5450(a)(1) as the bid price of the Company’s listed securities had closed at less than US$1.00 per share over the 30 consecutive business days (the “Minimum Bid Price Requirement”) from February 8, 2023 to March 23, 2023. The Company subsequently completed the Share Consolidation (defined below) which allowed the Company to regain compliance with the Minimum Bid Price Requirement. Please refer to the section “Developments during the financial year ended March 31, 2024” for more details. Developments during the financial year ended March 31, 2024 During fiscal 2024, the Company was focused on its goal of achieving positive free cash flow before the end of calendar 2024 through continued smart, targeted and profitable growth. Key highlights for fiscal 2024 are disclosed below. Financial Discipline  On April 24, 2023, the Company announced it had repurchased an aggregate of approximately $22.3 million principal amount of its convertible debt in multiple transactions since the start of April 2023 at a total cash cost, including accrued interest, of $16.7 million and $5.3 million, including accrued interest, satisfied by the issuance of an aggregate ~0.635 million Common Shares. Following completion of these repurchases, the Company had approximately $79 million of its convertible debt outstanding.  On April 27, 2023, the Company filed a short form base shelf prospectus (the “2023 Shelf Prospectus”) with the Canadian Regulators and a corresponding shelf registration statement on Form F‐10 with the SEC (the “2023 Registration Statement”). The 2023 Shelf Prospectus, together with the 2023 Registration Statement, replaced the 2021 Shelf Prospectus and qualified the issuance of US$650 million of Common Shares, warrants, options, subscription receipts, debt securities and/or units during the 25-month period that the 2023 Shelf Prospectus remained effective. Of the US$650 million of securities registered under the 2023 Shelf Prospectus, approximately US$396.4 million was available for potential new issuances thereunder at the time of filing.  On July 24, 2023 the Company announced that a wholly owned subsidiary of the Company had closed the sale of its Medicine Hat, Alberta facility (the "Aurora Sun Facility") on July 21, 2023 to Bevo. The sale of the Aurora Sun Facility was completed via Bevo’s acquisition of one of Aurora's wholly owned subsidiaries. Up to $15 million could be payable over time by Bevo to Aurora in connection with this transaction, based on Bevo successfully achieving certain financial milestones at that facility. Strategically, this transaction accelerated Bevo's plans to increase revenue and earnings, builds on Bevo management's strong track record of profitable growth and combined 85 years of agricultural experience to expand their vegetable and floral propagation production footprint, allowing the company to further extend its established distribution reach, and reduced annual carrying costs associated with maintaining the Aurora Sun Facility as an idle asset by ~$2 million.  On October 3, 2023, the Company closed a bought deal offering of 5,318,750 Common Shares at a price of $7.30 per Common Share for aggregate gross proceeds of approximately $38,826,875 (the "2023 Offering"). The gross proceeds included the full exercise of an over-allotment option by Canaccord Genuity to purchase 693,750 additional Common Shares of the Company on the same terms as the 2023 Offering. A prospectus supplement to the Company's 2023 Shelf Prospectus was filed with the securities commissions or securities regulatory authorities in each of the provinces of Canada, except Quebec. The primary use of proceeds from the 2023 Offering was for repayment of the of convertible notes at or prior to maturity. Following closing, the Company repurchased approximately $23.1 million aggregate principal amount of convertible notes, for aggregate consideration, including accrued interest, of approximately $23.2 million. The remaining convertible debenture balance following this repayment was approximately $7.3 million.  On February 29, 2024, the Company announced that it had repaid the final balance of $7.2 million in convertible notes at a total cash cost of $7.4 million, including accrued interest. This final repayment represented a significant milestone for

6 | P a g e Aurora, having fully paid off nearly $465 million in convertible debt since 2021. Following completion of this repayment, Aurora’s cannabis business became and continues to be debt-free. Nasdaq Listing  On September 19, 2023, the Company announced that it has received approval to transfer the listing of its Common Shares from the Nasdaq Global Select Market to the Nasdaq Capital Market. This became effective at the opening of business on September 19, 2023, and was completed to allow the Company to seek an additional 180 days to regain compliance with the Minimum Bid Price Requirement.  On February 20, 2024, the Company completed a share consolidation on a 10 to 1 basis (the “Share Consolidation”). The Common Shares began trading on a post-consolidation basis on Nasdaq and the TSX under the symbol "ACB" at the opening of trading that day. The Share Consolidation was completed to restore compliance with the Minimum Bid Price Requirement and to ensure the Company continues to have access to a wide range of institutional investors. On March 5, 2024, Nasdaq notified the Company that it had regained compliance and that the matter was closed. Global Developments  On April 28, 2023, the Company announced the expansion of its portfolio in Germany with the launch of two new cannabis flower products for patients. Pedanios 27/1 FRG CA and Pedanios 29/1 SRD CA are dried cannabis flower with high THC content. Providing patients with a broad spectrum of cannabis products and formats is important to individualized and patient-specific care.  On June 13, 2023, as a result of regulatory uncertainty and other commercial factors, the Company made a decision to exit its agreement with Growery B.V. one of the license holders entitled to participate in the Netherlands’ Controlled Cannabis Supply Chain Experiment, in order to focus on other international growth priorities. The Company does not currently have any material commercial interests in the Netherlands.  On February 7, 2024, Aurora, through its wholly owned subsidiary, purchased the remaining approximately 90% equity interest of MedReleaf Australia at a total enterprise value of AUD$50 million, subject to customary adjustments. As consideration, Aurora (i) issued the selling shareholders an aggregate of approximately 6.95 million Common Shares; and (ii) paid the selling shareholders AUD$9.45 million in cash, subject to customary adjustments post-closing. Approximately 10% of the total consideration is held in escrow to ensure certain obligations of the selling shareholders. The acquisition of MedReleaf Australia represents a strategic milestone in Aurora's global cannabis leadership, demonstrating our commitment to investing in markets that offer opportunities for sustainable and profitable growth.  On March 4, 2024, the Company announced the availability of medical cannabis pastilles for doctors to prescribe to patients in Australia. The novel product is produced by Aurora and distributed by MedReleaf Australia. MedReleaf Australia is committed to providing Australian patients with a consistent and reliable supply of superior quality products, including dried flower, resin cartridges and oils, and now pastilles. The new pastille products are available under the Aurora brand, exclusive to MedReleaf Australia.  On March 20, 2024, the Company announced it had received GMP certification from Australia's Therapeutic Goods Administration (TGA) for its Canadian production facilities, Aurora River and Aurora Ridge. The TGA is responsible for regulating the supply, import, export, manufacturing and advertising of therapeutic goods in Australia. Obtaining this certification enables the Company to deliver top-tier cannabis products to Australia while confirming Aurora's dedication to exporting products fully compliant with TGA regulations and the stipulations of TGO 93 (Standard for Medical Cannabis). The license grants approval for Aurora to broaden its product range offerings in the country, comprising dried flower, resin cartridges, pastilles and oils. This landmark certification, granted on March 15, 2024, strengthens Aurora's dedication to supporting the continued growth and development of the Australian medical cannabis market, which is rapidly expanding. Science and Innovation  On August 1, 2023, the Company announced it had launched its first high-potency infused pre-roll for medical cannabis patients, with more than 50% total THC. Sourdough Shortcuts, launched under the San Rafael '71 brand, are infused with pure live resin THCA diamonds, delivering 50-56% THC, and contain a proprietary blend of live resin and whole milled flower from one of Aurora's most popular original cultivars, Sourdough.  On September 7, 2023, the Company announced the launch of Honour, a new cannabis cultivar designed for veterans, by veterans and the second offering from Aurora's Strains for Heroes portfolio. Five per cent of net profits from the sale of Strain for Heroes products are used to support veteran organizations across Canada. Honour, available under the MedReleaf brand, was selected with direct input from Canadian veterans. Aurora proudly welcomed Canadian veterans to the Company's unique research and development facility in Comox, BC, for a firsthand, interactive experience with the cultivation program underway at the site. Honour and Valour strains were chosen from meaningful feedback from the veteran community and aim to provide veterans with the distinct cannabis experience they seek.  On October 24, 2023, the Company announced that it and Willow Bioscience, Inc. (“Willow”) had successfully completed a confidential settlement resolving the ongoing patent litigation between the two parties in Canada. Aurora commenced a patent infringement action in July 2021, alleging that Willow's biosynthetic process for synthesizing cannabinoids infringed Aurora's exclusive rights to patents co-owned by the University of Saskatchewan and the National Research Council of

7 | P a g e Canada (NRC). The technology of the asserted patents was invented by former Chief Science Officer at Aurora, Jonathan Page and his colleagues, following their work at the University of Saskatchewan and the NRC, identifying key enzymes and corresponding genes in the biosynthetic pathways of cannabis plants. In December 2022, Willow announced that it had consolidated its R&D operations, transferring equipment and key personnel from its Canadian facilities to Mountain View, California. Aurora continues to advance the Company's leadership in genomic research and novel innovation that will differentiate the Company's position as a global leader. Board and Executive Leadership Changes  Effective as of the Company’s annual general meeting held on August 14, 2023, the size of the Board was reduced from nine (9) to (7) directors, with Lance Friedmann and Shan Atkins not standing for re-election at the meeting. Following Ms. Atkins’ departure, Chitwant Kohli was appointed as the Chair of the Audit Committee.  On February 20, 2024, the Company announced the appointment of Simona King, a former executive of Bristol Myers Squibb, a leading multinational pharmaceutical company, as Chief Financial Officer of the Company. Ms. King brings over 25 years of progressive finance leadership experience, with deep business knowledge and proven success with global and emerging organizations. She served nearly 20 years with Bristol Myers-Squibb, where she held increasingly senior finance roles and enabled the company's growth strategy. Glen Ibbott, former CFO, stepped down from his full-time role effective the same day to pursue new opportunities. Developments during the financial year ended March 31, 2025 During fiscal 2025, the Company was focused on sustained profitability and continued growth in its key international medical markets. Key developments for fiscal 2025 are highlighted below. Corporate Updates and Achievements  Effective as of April 17, 2024, KPMG LLP, on its own initiative, notified the Company that it will not stand for reappointment as the auditor of the Company for the fiscal year ending March 31, 2025. The resignation was considered and accepted by the Company's Audit Committee. The Audit Committee subsequently appointed Ernst & Young LLP as auditor of the Company effective June 25, 2024, which appointment was approved by shareholders at the Company’s Annual General and Special Meeting held on August 9, 2024. The Company filed a Notice of Change of Auditor as required pursuant to Section 4.11 of NI 51-102.  On May 15, 2024, the Company announced the appointment of Rajesh Uttamchandani to the Board. Mr. Uttamchandani joined the Board with notable expertise in strategy development, innovation, human capital and governance. His impressive career is characterized by executive level roles with leading businesses in emerging technology, FinTech, human capital consulting and global education. Mr. Uttamchandani holds several degrees and professional designations, including a Master of Industrial Relations and Human Resources from University of Toronto; a Juris Doctor from Osgoode Hall Law School; and an L.L.M in Employment and Labour, also from Osgoode Hall Law School. He is a holder of the Institute of Corporate Directors Director designation (ICD.D) and is a lawyer called to the Bar of Ontario.  On September 20, 2024, the Company announced the appointments of CEO Miguel Martin to the additional role of Executive Chairman and outgoing Chairman Ron Funk as Lead Independent Director. The Company also announced that Michael Singer, who previously acted as Executive Chairman and Interim CEO, was again considered independent within the meaning of National Instrument 52-110 – Audit Committees, as over three years had elapsed since he resigned from the Executive Chairman position in May 2021. As a result, Mr. Singer was appointed to the Audit Committee and the Human Resource and Compensation Committee ("HRCC"), bringing invaluable expertise to both committees. Both Mr. Singer and Audit Committee chair, Chitwant Kohli, are considered "audit committee financial experts" under the rules of the SEC. Further, Rajesh Uttamchandani was appointed to the HRCC and the Nominating & Corporate Governance Committee.  On February 5, 2025, the Company announced its fiscal 2025 third quarter results, which included the achievement of its target of positive free cash flow ($27.4 million of free cash flow) and Adjusted EBITDA of $21.1 million. With the results, the Company also announced the filing of a preliminary base shelf prospectus which, together with a corresponding registration statement to be filed with the United States Securities and Exchange Commission, when made final or effective, would replace the Company’s 2023 Shelf Prospectus that was due to expire on May 27, 2025. The final short form base shelf prospectus (the “2025 Shelf Prospectus”) was filed on February 14, 2025, qualifying the issuance of U.S. $250 million of Common Shares, warrants, options, subscription receipts, debt securities and/or units of the Company during the 25-month period that it remains effective. Global Expansion  On April 30, 2024, the Company, in conjunction with MedReleaf Australia, announced the expansion of its portfolio with the introduction of a new range of premium dried cannabis flower products for the Australian market. The new dried flowers, including Black Jelly, Chemango Kush, and Moon Berry, are proprietary cultivars cultivated exclusively by Aurora. Vespera, a previously existing proprietary cultivar, was also relaunched under the Aurora brand. Further, on June 5, 2024, the Company and MedReleaf Australia further expanded the portfolio with the launch of Aurora’s premium 1.2g resin cartridges in Australia. These products marked a significant step forward for MedReleaf Australia as they continue to expand their offerings under the Aurora brand.

8 | P a g e  On May 8, 2024, the Company announced the arrival of Aurora branded medical cannabis products to the New Zealand market. This new line of premium dried flowers represented a significant milestone in medical cannabis accessibility in New Zealand, an emerging market poised for growth.  On July 25, 2024, the Company announced it had been granted two licenses by the Federal Institute for Drugs and Medical Devices (BfArM) under Germany's new Medical Cannabis Act (MedCanG). Aurora's license granted the Company continued domestic cultivation, which had already been underway for two years. Under the new license, Aurora may also cultivate an approved additional product and plans to expand their offerings to the rapidly growing German patient base. Strategic Collaborations and Agreements  On August 1, 2024, the Company and Aspeya, Inc. (formerly Vectura Fertin Pharma, Inc.) (“Aspeya”), an innovator in wellness and healthcare, announced that Aurora had entered into a commercial collaboration with Cogent International Manufacturing Ltd. ("Cogent"), a wholly owned subsidiary of Aspeya. Through this arrangement, Cogent initially launched its newly developed Luo CBD lozenge on Aurora's Canadian medical cannabis patient platform on September 9, 2024, giving access to patient feedback which will be used to validate the product proposition and patient responses to the product while building real-world patient data for future analysis. Following the successful launch of the CBD lozenge, the two companies may explore opportunities regarding the potential commercialization of other Aspeya medical cannabis products in Canada.  On February 6, 2025, the Company announced a strategic supply agreement with SNDL Inc. ("SNDL"), a Canadian licensed producer and vertically integrated cannabis enterprise. Under this agreement, SNDL is expected to supply Aurora with premium cannabis flower product grown at SNDL's indoor facility in Atholville, New Brunswick. The term of the agreement is for three years with an option to extend and an estimated value of $27 million. Research and Development  On September 17, 2024, the Company announced its advancement in auto-flowering research, unveiling key insights for future cultivation excellence. Auto-flowering is a genetic characteristic that automatically transitions the plant from the vegetative stage to the flowering stage rather than relying on changes in light cycles. This innovative work provides foundational insight on flowering mechanisms in cannabis, which will support future breeding strategies, and can be leveraged to revolutionize outdoor cannabis cultivation in high-latitude regions, such as Canada. Aurora's commitment to research and innovation has generated tangible results for the Company, significantly improving potency and yield, thereby driving down cost per gram and increasing overall efficiency. Aurora has significantly invested in cannabis breeding since 2018, and the novel cultivars identified from this world class breeding program consistently yield 40-100% more flower than legacy varieties.  On March 20, 2025, the Company announced its discovery of a novel source of genetic resistance against powdery mildew, “PM2”, that provides strong protection against this pathogen in cannabis sativa. The development of this proprietary genetic marker technology, which is now in use in Aurora’s breeding program, is set to produce powdery mildew resistant cultivars that will be explored for commercial launch this year. This discovery offers a critical solution to a pressing challenge in the cannabis industry worldwide, and will further the Company’s mission to enhance the biosecurity of production facilities, reduce production costs, and improve product quality. As a global medical cannabis company enabled by science, Aurora's dedication to scientific research and innovation has led to remarkable advancements, notably boosting potency and yield. These improvements have overall reduced costs and increased efficiency. This cutting edge genetic research and development differentiates Aurora from others in the industry, as it aims to surpass traditional breeding limitations, leading to advanced cultivation methods and new market opportunities worldwide. More information on the scientific discovery of PM2, can be found in the peer reviewed article, here: https://www.frontiersin.org/journals/plant-science/articles/10.3389/fpls.2025.1543229/full. This discovery has also been protected via international patent filings. Developments subsequent to the financial year ended March 31, 2025  On April 15, 2025, the Company announced the availability of medical cannabis concentrates to patients in the United Kingdom. This launch marks a meaningful step in offering Aurora’s proprietary cultivar-specific inhalable cannabis extracts in the UK market, and reinforces Aurora's commitment to expanding patient access to an even greater variety of high- quality, premium medical cannabis globally.  On April 30, 2025, the Company announced the completion of a multi-year investment of $3 million in improvements to its manufacturing facility in Pemberton, British Columbia. These upgrades are a combination of Aurora's proprietary high- performing genetics and state-of-the-art engineering design which have resulted in optimal cultivation conditions, expanded output, and superior product quality. The site has been renamed to Aurora Alpine – a testament to the site reaching its highest potential and to reflect the facility overlooking Mount Currie in the Pemberton Valley. The former Whistler Medical Marijuana site was licensed in 2019 and was built on a legacy of producing award-winning cannabis. The GACP certified facility enables Aurora to expand its global reach by exporting premium medical cannabis produced from the Aurora Alpine site internationally.

9 | P a g e DESCRIPTION OF THE BUSINESS General Our Strategy  On June 5, 2025, the Company announced the expansion of its popular IndiMed brand with the launch of IndiMed TEMPO 22, available through the company's subsidiary, MedReleaf Australia. This expansion in Australia reinforces the Company’s continued commitment to meet increasingly diversified patient needs with accessible, high-quality medical cannabis options. The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and cannabis-derivative products in Canada and internationally, and the propagation of vegetables and floral plants. The Company’s primary market opportunities are:  Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are in Canada, Germany, UK, Poland and Australia. Aurora has established a leading market position in most of these countries; and  Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented federally regulated consumer use of cannabis regimes. Of these two, the Company is currently only active in Canadian consumer market. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of consumer markets. Aurora’s strategy is to leverage our diversified and scaled platform, our leadership in global cannabis and medical cannabis markets, and our cultivation, science and genetics expertise and capabilities to drive profitability and cash flow in our core Canadian and international operations in order to build sustainable, long-term shareholder value. We believe our key strength to delivering on our strategy is through our highly experienced leadership team and dedicated workforce.  Medical Leadership: Our established leadership in the Canadian and international medical markets positions us well for new regulated medical market openings, as well as the potential U.S. federal legalization of medical cannabis. At the core of Aurora’s near-term objective to deliver sustainable profitability and positive operating cash flow is our focus on maintaining and growing our industry leading Canadian and international medical cannabis operations. Our Canadian medical platform is characterized by leading market share, high barriers to entry through regulatory expertise, investment in technology and distribution, and an unwavering commitment to science, testing and compliance. Our Canadian medical operations allow for a direct-to-patient sales channel that does not rely on provincial wholesalers or private retailers to get product to patients. This direct-to-patient model allows Aurora to achieve sustainable gross profit margins of better than 60% with substantially better pricing power relative to the Canadian adult-use segment. Our leadership in the international medical cannabis segment provides us with what we expect to be a high growth, profitable business segment that consistently delivers strong adjusted gross profit before fair value adjustments. Our expertise in managing the complexity of multiple jurisdictions’ regulatory frameworks and relationships, as well as providing export and in-country EU GMP (European Union Good Manufacturing Practices) and other key certificated cannabis production, are capabilities that we believe will allow us to succeed as new medical and recreational markets open.  Global and U.S. expansion: We believe that the global expansion of medical and recreational cannabis markets will continue. The Company believes its strengths in navigating complex regulatory environments, compliance, testing, cultivar breeding, genetic science, and cultivating high quality cannabis are essential strengths that create a repeatable, credible and portable process to new market development. These drive our current leadership in international medical markets which should allow us to win as new medical markets emerge and potentially transition to recreational markets. For instance, Aurora is active in many key European medical cannabis markets, including Germany, Poland, UK, France, Switzerland, Czech Republic and Malta. The Company holds a leading position in the flower segment in each market it is commercially active in and is overall one of the leading medical cannabis companies in Europe. In Germany, Aurora is one of three active in-country producers of medical cannabis, carrying a production and R&D license under the German cannabis law. With this, the Company is in a strong position to serve all medical markets in Europe and for any upcoming pilot projects for recreational cannabis. With the acquisition of the remaining 90% equity interest of MedReleaf Australia, the Company now sells directly into Australia. MedReleaf Australia is a leading distributor of medical cannabis products in Australia and has expanded sales into New Zealand. We remain optimistic that the U.S. cannabis market will eventually be federally regulated, with states’ rights respected, in a framework similar to every other comparable market. The timeframe for this is unknown, but Aurora is well positioned to create significant value for our shareholders once such federal regulatory framework is established. Our strategic strengths of medical and regulatory expertise in a federal framework, and our scientific expertise, including

10 | P a g e with respect to genetics and breeding, position us as a partner of choice, and to be successful in lucrative components of the cannabis value chain.  Science Leadership – Genetics and Breeding: We believe that our scientific leadership and ongoing investment in cannabis breeding and genetics provides Aurora with a strong competitive advantage in premium margin consumer and medical categories. Our industry-leading genetics and breeding program, located at Aurora Coast, a state-of-the-art facility in Vancouver Island’s Comox Valley, continues to bring variety into our product pipeline and has delivered 26 new proprietary cultivars, grown at scale in our own internal network, to our product pipeline since June 2021. These new cultivars have consistently delivered high potency flower with intensely aromatic profiles – critical attributes to delight consumers and deliver the effects patients are seeking. Alongside our breeding initiatives, our cultivation efforts have set new benchmarks for consistency and quality, meeting the high demands of patients and consumers while driving increased yields, and improving profitability. These improvements have allowed us to supply a growing volume of product to more patients globally. We continue to expand our reach by introducing our latest high potency THC cultivars—such as Cosmic Cream, Pink Diesel, Chemango Kush, and Black Jelly—into additional markets worldwide at increasing potency. Furthermore, our comprehensive breeding pipeline consistently delivers new, commercially viable options, further elevating the standards of global cannabis. Our genetics are also starting to create impacts outside of Aurora’s own production network. A number of other Canadian licensed producers are growing and licensing our genetics, and we expect to see continued growth in these partnerships and commercial relationships. In February 2025, Aurora published its discovery of a novel and proprietary trait for cannabis. This discovery, referred to as PM2, confers genetic resistance to powdery mildew, a very prevalent fungal disease in cannabis that has significant impact on potency, yield, overall flower quality and requires a significant amount of labour to manage. With this discovery, which has a patent-pending, Aurora’s breeding program is now developing powdery mildew resistant cultivars, which we plan to begin testing at scale in production facilities in the Summer 2025. This potentially game- changing technology is just the latest challenge to be tackled by our globally based cannabis science research team and is anticipated to have major impacts on the future cultivation of cannabis at Aurora and with our partners.  Consumer: Leveraging our leading strength in science, cultivation and post-harvest processing, Aurora is working to build a sustainable and profitable Canadian consumer business. Advances in Aurora cultivar breeding yielding unique proprietary genetics coupled with operational advancements in cultivation, and post-harvest techniques have repositioned the Aurora flower portfolio to one that has the characteristics that consumers are looking for: high THC and terpene levels, and distinctive experiences. These advances have also driven significant improvements in per unit production costs with higher yields and consistent delivery of specification resulting in all-in per unit costs for Aurora’s new portfolio that are a 30% or better improvement from our legacy cultivars. We believe this economic advantage will put us in a better position to compete and make a profit in some of the most attractive and highest growth categories in the Canadian consumer market. We have also refocused our innovation pipeline for efficient delivery of targeted new products and line extensions. The pace of innovation required to compete in the current Canadian consumer market is significant, with most new products delivering 80% of their lifetime value in the 12 months following launch. Combined, Aurora’s ability to deliver products that deliver exceptional customer value in our targeted market segments, while at the same time achieving favorable contribution and gross margins, allows us to build towards a profitable and growing business and provides the know-how to leverage these lessons into future global consumer markets that are expected to open over the next few years.  Plant Propagation: With the acquisition of Bevo in August 2022, Aurora moved into the adjacent segment of plant propagation. Building on Bevo’s established record of profitable and positive cash flow, Aurora is accelerating the growth of the plant propagation business segment through the repurposing of Aurora Sky and Aurora Sun, which will open additional geographic regions for the existing propagation business, as well as allowing entry into the higher gross margin orchid business, one which is currently served in North America by lower-quality imports.  Financial Leadership in a Rapidly Maturing Industry: Aurora believes that profitable growth, positive cash flow, smart capital allocation and balance sheet health are critical success factors in such a dynamic and rapidly developing global industry. Our medical businesses, with country diversification, growth, and strong gross margins provide the foundation for profitability. Aurora has right-sized SG&A, centralized and optimized production facilities, and leveraged the Company’s cultivar breeding success to shift the Company’s portfolio in the Canadian consumer business to products with higher gross margins. Aurora has one of the strongest balance sheets in the Canadian cannabis industry with approximately $185.3 million of cash and cash equivalents, inclusive of restricted cash, as at March 31, 2025. In addition, the Company has access to the 2025 Shelf Prospectus which, together with the corresponding registration statement filed with the SEC, qualifies the issuance of up to U.S.$250 million of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that it remains effective. Volatility in the cannabis industry, the stock market and the Company’s share price may impact our ability to raise, and the amount of any, financing under any prospectus.

11 | P a g e Our Products and Brands Aurora is paving the way to a new era of high-quality, consistent and innovative cannabis products. Our trusted family brands showcase an extensive portfolio of products and delivery methods, offering unique, research-based solutions for the medical and consumer medical markets. Categories Brands Product Development Innovation is key to ensuring the relevance of the Company’s product lineups in global medical and consumer cannabis markets. In fiscal 2025, the Company launched over 120 new SKUs across all channels, with a focus on delivering high quality experiences to patients and consumers across all major categories: flower, pre-rolls, oils, concentrates, vapes and gummies. Looking ahead, the Company has a robust pipeline of new products for all categories, positioned to deliver for all channels and regions. Research and development and consumer research resources continue to be prioritized in key growth and margin accretive derivative segments of the cannabis market, and the Company has a variety of new, differentiated cannabis products at various stages of development. Focus areas for fiscal 2026 and beyond, include:  Developing and releasing a continuous rotation of proprietary new high-quality cultivars that appeal to consumers and patients, both in Canada and in key international markets. In addition to high-THC and high-yield, our internal breeding program is adding new focus on disease resistance and aroma traits.  Continuing to launch new cultivars and manufactured products in Australia.  Serving growing medical markets in the EU in new formats, including launching vape products in the UK.  Delivering value for consumers at every tier and product format we offer, including expansion into new convenient and potent formats.  Expanding and accelerating a portfolio of differentiated and innovative ingestible and edible formats.  Delivering the varieties our Canadian patients are seeking through our medical marketplace.  Advancing breeding of proprietary seed-derived high-THC cultivars, bred internally by our breeding and genetics team. The Company will continue to leverage its portfolio of brands and prioritize initiatives that are accretive to the business and deliver a positive patient and consumer experience.

Revenue

The following table sets out the cannabis net revenue for each category of products within the segment that accounted for 15% or more of the total consolidated revenue of the Company for the applicable financial year derived from sales to entities in which Aurora maintains an investment accounted for by the equity method and/or sales to customers.

Source	Financial year ended March 31, 2025 ($ thousands)	Financial year ended March 31, 2024 ($ thousands)
Net revenue from dried flower	208,572	150,420
Net revenue from extracts	80,33	75,102
Cannabis net revenue	**288,911**	**225,522**

Patient Counseling and Outreach Services

Aurora provides patient counseling and outreach services through its wholly owned subsidiary CanvasRx Inc., as well as through a number of other cannabis clinics. CanvasRx helps patients learn how to safely and effectively use medical cannabis, how to select a strain from the hundreds available in Canada and how to register with their choice of Licensed Producer. CanvasRx plays an important role in supporting the medical cannabis segment domestically through the ongoing education of physicians and patients interested in learning more about the medical benefits of cannabis and the procedures under applicable regulations to obtain cannabis. CanvasRx increases Aurora's presence in the medical cannabis sector and provides Aurora with access to valuable aggregate data on patient use of medical cannabis, the ability to jointly develop new services for patients, and the insight necessary to tailor its product line to offer an industry-leading and demand-matching selection of products and strains tailored to the needs of patients.

Distribution Methods

The Company distributes cannabis products in accordance with the various regulatory frameworks in the respective provinces and territories governing the medical and consumer cannabis markets in Canada. We also distribute medical cannabis products internationally in accordance with applicable international laws and regulations. We have robust distribution networks spanning every province and territory in Canada in both the recreational and medical cannabis markets and are operating in other locations worldwide.

The Company's registered patients can order products directly from Aurora through our online shop or by phoning our client care center. Medical cannabis is, and will continue to be, delivered by secured courier or other methods permitted by the Cannabis Act.

Distribution of cannabis to the adult-use consumer market in Canada is done through provincial regulators. Under the terms of agreements with the provincial regulators, the Company supplies the provinces with a wide variety of product from its various facilities. Supply quantities are determined based on demand on an ongoing basis.

Through a combination of strategic investments, domestic production, and supply agreements, the Company is positioned to access a growing number of key international markets. With the EU and TGA GMP certifications of certain of our facilities, the Company is one of only a handful of companies globally with this pharma-grade designation across both production and distribution facilities in Canada and Germany respectively, allowing us to sell into the most restrictive and promising markets in Europe and abroad.

Research and Development

In addition to the production and sale of cannabis and cannabis products, the Company is focused on research and development (R&D) activities centered on delivering an on-going pipeline of genetics that deliver a combination of attributes that consumers are looking for, as well as creating tangible efficiencies and reduced costs to the Company. The breeding and genetics program at our research-dedicated Aurora Coast facility leverages a combination of genomics, marker-assisted selection, analytical chemistry, pathology and cultivation expertise to enable our globally leading breeding program.

Fiscal 2025 presented the fourth year of a robust trialing protocol, bringing a pipeline of high-potency and high-yielding cultivars to our production sites to validate them at scale and select the top candidates for commercial release. Our genetics have begun to have impacts outside of Aurora's own production network - a number of other Canadian licensed producers are growing and licensing our genetics, and we expect to see continued growth in these partnerships and commercial relationships.

In October 2024, Aurora announced a new collaboration with the University of British Columbia addressing cannabis aromas; this project is funded by Genome BC. This meaningful genetics research aligns with Aurora's breeding goals and will enable the Company to enhance its breeding program with greater accuracy and efficiency on consumer focused traits, positively impacting future innovation.

In February 2025, Aurora published its discovery of a novel and proprietary trait for cannabis. This discovery, referred to as PM2, confers genetic resistance to powdery mildew, a very prevalent fungal disease in cannabis that has significant impact on potency, yield, overall flower quality and requires a significant amount of labour to manage. With this discovery, which is also patent-pending, Aurora's breeding program is now developing powdery mildew resistant cultivars, which we plan to begin

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testing at scale in production facilities in fiscal 2026. This game-changing technology is just the latest challenge to be tackled by our globally-leading cannabis science team and is anticipated to have positive impacts on the future cultivation of cannabis at Aurora and with our partners. We have also begun researching ways to tackle additional pathogens that present critical risk to cannabis in large-scale production.

The progress we have made in cannabis breeding in the years since Aurora Coast was licensed has had a significant impact on the Company's financial stability. In addition to our continued focus on potency, yield and disease resistance to drive growth, we are continuing to add unique and differentiated aromas to our breeding pipeline, targeting new disease targets impacting cultivation performance, and exploring the transition to seed-derived cultivars.

Production Facilities and Licenses

Our cannabis products are currently primarily cultivated and manufactured in the following licensed production facilities.

FACILITY	LOCATION	SIZE	ESTIMATED ANNUAL PRODUCTION(1)	FULL OPERATION	LICENSE/CERTIFICATION			
					Cultivation	Sale	EU GMP	TGA GMP
Aurora River	Bradford, ON	210,000 ft^2	25,000 kg	•	•	•	•	•
Aurora Ridge	Markham, ON	55,000 ft^2	6,000 kg	•	•	•	•	•
Aurora Alpine	Pemberton, BC	62,000 ft^2	6,000 kg	•	•	•		
Thrive	Townsend, ON	5,000 ft^2 indoor	1,000 kg	•	•	•		
Leuna	Leuna, Germany	29,400ft^2	1,000 kg	•	•	•	•	

Note:

(1) Estimated annual production capacity is based on the Company's experience in growing cannabis as well as data available concerning the wide variety of strains under growing conditions maintained at its facilities. The material assumptions on which actual or expected annual kilograms harvested are determined include, but is not limited to: (1) the number of cultivation rooms in the facility; (2) the planned (or actual) number of plants each cultivation room is built to contain; (3) the average per gram yield per plant based on Aurora's historical averages for the strain and growing conditions; (4) the number of harvests (turns) planned (or realized) per year; and (5) licensing from the relevant governmental authority to operate at the stated capacity.

About our Production Facilities

Aurora River: Through the acquisition of MedReleaf in July 2018, we acquired a 210,000 square foot indoor cultivation facility in Bradford, Ontario. Aurora River is built to EU and TGA GMP specifications and includes areas for propagation, trimming, drying, commercial-scale oil extraction, pharmaceutical-grade manufacturing, shipping, storage, water treatment, laboratories, plant-based and analytical research and development facilities, quality assurance and quality control facilities, maintenance areas, shipping and distribution areas, and administrative offices.

Aurora Ridge*:* Through the acquisition of MedReleaf, we also acquired a 55,000 square foot facility in Markham, Ontario. Aurora Ridge is a modern, fully operational facility that has approximately 23,500 square feet of dedicated cultivation space organized into 10 cultivation rooms, and approximately 31,500 square feet of support and auxiliary services space, including areas for propagation, trimming, drying, extraction, shipping, storage, water treatment, laboratories, quality assurance and quality control facilities, maintenance areas, shipping and distribution areas, management offices, and a patient care center. Aurora Ridge is also EU and TGA certified.

Aurora Alpine*:* Through the acquisition of WMMC, we acquired the recently re-named Aurora Alpine facility, a purpose built, state-of-the-art facility that has been constructed in compliance with EU GMP standards. The Company expects a production capacity of approximately 6,000 kg of cannabis per year from this facility.

Thrive: The Thrive facility is located in Townsend, Ontario and is fully operational with an estimated annual production capacity of 1,000 kg.

Leuna*:* Leuna is a state-of-the-art medical cannabis production facility located in Leuna, Germany. The facility received EU GMP certification in 2022 and expects to deliver 1,000 kg of high-quality medical cannabis flower per year for the German medical cannabis tender.

Research Facility

In addition to our production facilities, we have our Aurora Coast facility in Comox, BC, which is used for research activities:

FACILITY	LOCATION	SIZE	STATUS	LICENSE (Research)
Aurora Coast	Comox, BC	22,500 ft^2	Operating research facility	•

Storage and Security

The Cannabis Act prescribes physical security requirements that are necessary to secure sites where Licensed Producers conduct activities with cannabis. All facilities currently in production operate in accordance with the Cannabis Act requirements, including in relation to the security requirements. Health Canada conducts ad hoc, unscheduled site inspections of Licensed Producers. As of the date hereof, there are no material outstanding inspection issues with Health Canada.

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14 | P a g e Intangible Properties INDUSTRY OVERVIEW All aspects of the Company’s business require specialized skills and knowledge. The Company’s management is comprised of individuals with extensive experience and expertise in areas including, but not limited to, the cultivation and growing of cannabis, consumer packaged goods, product development, strategy, science, innovation, analytical testing, internationally regulated products, and legal and regulatory compliance. The Company is dedicated to ensuring regulatory compliance in all aspects of the business with the end goal of patient and consumer satisfaction. There is a high level of quality assurance and testing protocols in place within the Company, including a system that provides additional certainty regarding the purity and safety of the cannabis we produce and sell. Therefore, the Company must employ skilled personnel within these areas. Experience in cannabis or other regulated industries assists the Company with compliance with applicable laws and regulations. Specialized skills and knowledge are important to the Company’s success as the Company continues to evolve with the industry and grow its brands, and we continue to build on the skills and knowledge required within our organization to meet our objectives. To protect our intellectual property, we define the competitive value of our intangible assets and seek to secure enforceable protection (including patents, trademark registrations, and plant variety protection registrations). Currently, we own trademark applications and registrations for our brands and product names in Canada and internationally. Additionally, we own plant variety rights applications and/or registrations to 25 different proprietary plant varieties in Canada and/or internationally, and also have rights to 12 patent families filed globally, making up approximately 16 issued patents and/or patent pending applications in technical areas including genetics, horticultural methods and apparatus, and medical and recreational products. We monitor and respond to emerging infringement and competition threats, relying on our protected intellectual property assets. To safeguard the confidentiality of our inventions, trade secrets, technical know-how, and proprietary information, we maintain physical and electronic security over our risk sensitive intangible assets. Confidentiality is essential to our relationships with business partners, collaborators, employees, and consultants. We are mindful of the different types of intellectual property and understand how our intellectual property assets can be used to protect and leverage product development efforts to achieve key business goals. For additional information related to the Company’s intellectual property, see “Research and Development” above. Regulatory Framework of Cannabis in Canada Cannabis in Canada is subject to a complex regulatory framework arising from federal, provincial, and territorial legislation. The Cannabis Act and Cannabis Regulations provide the framework for legal access to medical and non-medical cannabis, and control and regulate its production, distribution, sale, import and export. The provinces and territories of Canada have enacted legislation to control and regulate how non-medical cannabis is distributed and sold within their respective jurisdictions. Canada’s regulatory framework for cannabis is constantly evolving and both Health Canada, and provincial and territorial regulators frequently release and update guidance to assist the industry in interpreting and applying the applicable laws to their operations. Licensing The Cannabis Regulations establish six classes and various sub-classes of licenses that authorize specific activities, namely: (1) cultivation (standard cultivation, micro-cultivation, nursery); (2) processing (standard processing, micro-processing); (3) sales (sale for medical purposes); (4) analytical testing; (5) research; and (6) and cannabis drug license. Licensing requirements and authorized activities vary by class and sub-class, and authorized activities can also be narrowed by conditions described in individual licenses when they are issued. Health Canada is responsible for reviewing and approving all federal licensing applications. While Health Canada does provide service standards for new applications, renewals, and amendments, they are not guaranteed and may not always be met. The volume of applications in queue or under review by Health Canada, the complexity of an application or amendment, and the quality of the submission, among other factors, can impact the duration of the review process, creating uncertainty in timelines. After a license is issued, it is the holder’s responsibility to comply with all applicable requirements in the Cannabis Act and Cannabis Regulations, including periodic inspections by Health Canada to ensure continued compliance. Security Clearances Certain people associated with cannabis licensees, including individuals occupying a “key position” such as directors, officers, large shareholders, and individuals identified by the Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. The Minister may refuse to grant security clearances to individuals with organized crime associations or past convictions for, or in association with, drug trafficking, corruption, or violent offences. Individuals who have a history of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis Specialized Skill and Knowledge plants) are not precluded by legislation from participating in the legal cannabis industry, and the granting of security clearance to such individuals is at the discretion of the Minister.

Cannabis Tracking System

The Cannabis Tracking and Licensing System ("**CTLS**") was established by Health Canada to, among other things, track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the illicit market. Under the CTLS, holders of a cultivation, processing and/or sale for medical purposes licenses are required to submit monthly reports to Health Canada setting out inventory levels of finished and unfinished cannabis for each cannabis class.

Cannabis Products

The Cannabis Act differentiates between cannabis depending on its form (referred to as "classes" of cannabis in the Cannabis Act) and only permits the sale of specified classes of cannabis. Upon enactment of the Cannabis Act on October 17, 2018, these classes included dried cannabis, fresh cannabis, cannabis plants, cannabis seeds, and cannabis oil. On October 17, 2019, edible cannabis, cannabis extracts and cannabis topicals were added to the authorized classes of cannabis, also known as "Cannabis 2.0"). Cannabis oil was subsumed into cannabis extracts and ceased to exist as a standalone class as of October 17, 2020.

Health Products and Cosmetics Containing Cannabis

Health Canada has taken a scientific, evidence-based approach to the oversight of health products containing cannabis that are approved with health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Per Health Canada's Cosmetic Ingredient Hotlist, the use of cannabis species (hemp) derivatives (other than certain hemp seed derivatives containing no more than 10 parts per million THC) in cosmetics, are permitted, subject to the provisions of the Cosmetic Ingredient Hotlist and the Industrial Hemp Regulations.

Packaging and Labelling

The Cannabis Regulations set out a comprehensive approach to the packaging and labelling of cannabis products. This approach helps to promote informed consumer choice and encourage the safe handling and storage of cannabis. All cannabis products must be packaged in plain packaging that is child-resistant and tamper-evident and displays a variety of information such as the standardized cannabis symbol, THC and CBD potency, and prescribed health warning messages.

Promotion

The Cannabis Act and Cannabis Regulations outline several prohibitions that can potentially apply to anyone who may be involved in the promotion of cannabis, cannabis accessories and services related to cannabis, or related activities. These prohibitions are intended to protect public health and safety, including by protecting the health of young persons by restricting their access to cannabis, and young persons and others from inducements to use cannabis.

Cannabis for Medical Purposes

The Cannabis Regulations set out the regime for medical cannabis under the Cannabis Act. Patients who obtain the authorization of their healthcare practitioner have access to medical cannabis, either purchased directly from the holder of a sale for medical purposes license, or by registering to produce a limited amount of cannabis for their own medical purposes or designating someone to produce cannabis for them. Starting materials for personal production, such as plants or seeds, must be obtained from a license holder.

Provincial and Territorial Regulatory Regimes

Provinces and territories of Canada are authorized to license and oversee the distribution and sale of non-medical cannabis to adult consumers in their respective jurisdictions. As a result, regulations pertaining to the sale and distribution of non-medical cannabis vary from province to province and territory to territory.

The Cannabis Act prohibits individuals aged 18 years or older from possessing more than 30 grams of dried cannabis (or its equivalent) in public and from the personal cultivation of more than four plants at any one time. Provinces and territories have the flexibility to increase the minimum age of consumption, lower possession limits, and set added requirements on personal cultivation within their respective jurisdictions. Provinces and territories can also restrict where cannabis can be consumed in public.

The following chart outlines basic details regarding the current regulatory regime by province and territory. The possession limit of 30 grams remains unchanged in all provinces.

Province/Territory	Legal Age	Where it's Legal to Purchase:
Alberta	**18**	Private licensed stores or government-operated online store
British Columbia	**19**	Government-operated stores or online, or private licensed stores
Manitoba	**19**	Private licensed stores or online
New Brunswick	**19**	Government-operated stores or online
Newfoundland and Labrador	**19**	Private licensed stores or government-operated online store
Northwest Territories	**19**	Government-operated stores or online
Nova Scotia	**19**	Government-operated stores or online

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Province/Territory	Legal Age	Where it's Legal to Purchase:
Nunavut	19	Government-operated online store
Ontario	19	Private licensed stores or government-operated online store
Prince Edward Island	19	Government-operated stores or online
Québec	21	Government-operated stores or online
Saskatchewan	19	Private licensed stores or online
Yukon	19	Government-operated online store or private licensed stores

Industrial Hemp

The regulatory framework for industrial hemp is set out in the Industrial Hemp Regulations. Industrial hemp is defined under the Industrial Hemp Regulations as a cannabis plant – or any part of the plant – in which the concentration of THC is 0.3% (weight by weight) or less in the flowering heads and leaves.

Under this framework, a license from Health Canada is required in order to conduct various activities with industrial hemp. These activities include the cultivation, sale, import, export, cleaning, preparing, and processing of certain parts of the industrial hemp plant. Not every activity that involves industrial hemp falls within the scope of the Industrial Hemp Regulations and may instead fall under the Cannabis Regulations. For example, the extraction of phytocannabinoids from the flowering heads, leaves and branches of the plant requires a processing license under the Cannabis Regulations. Additionally, only seeds of approved industrial hemp varieties which have a THC level lower than 0.3% in their leaves and flowering heads, can be planted.

In addition to obtaining a license, industrial hemp license holders must comply with the Cannabis Act and Cannabis Regulations, and with other applicable federal, provincial and territorial legislation and municipal by-laws.

Status of Regulatory Framework in the U.S.

The Company is committed to only engaging in activities which are permissible under both state and federal laws, and does not currently have any direct or indirect cannabis investments in the U.S., where cannabis remains federally illegal. We remain optimistic that the U.S. cannabis market will eventually be federally regulated, with states' rights respected, in a framework similar to every other comparable market. The timeframe for this is unknown, but Aurora is well positioned to create significant value for our shareholders once such federal regulatory framework is established. Our strategic strengths of medical and regulatory expertise in a federal framework, and our scientific expertise, including with respect to genetics and breeding, position us as a partner of choice, and to be successful in lucrative components of the cannabis value chain.

INTERNATIONAL OPPORTUNITIES

In addition to Canadian domestic operations, as market demand grows, we continue to pursue international opportunities, including opportunities to export our medical cannabis products to other countries and opportunities to create international alliances. The Company's current primary global market opportunities are discussed below.

Germany

Medical

Other than Canada, Germany currently represents one of the largest single federally legal medical cannabis markets in the world, and continues to rely on importing medical cannabis to satisfy its increasing demand. Of note, Germany is the first country in the world to cover the cost of medical cannabis for any therapeutic application approved by a physician through its national health insurance system. The market for medical cannabis in Germany has been growing continuously since legalization and we believe we are well positioned to participate in this market growth. Germany represents a market with higher average selling prices per gram of dried cannabis relative to Canadian medical and Canadian recreational average selling prices and exhibits strong gross margins relative to Aurora's Canadian business. As such, ensuring availability of suitable cannabis for the German market remains a priority for the Company.

The Company acquired Aurora Germany in May 2017, which holds all relevant licenses and permits and has been importing, exporting, and distributing cannabis for medical purposes into and within the European Union since the legalization of the medical market. Aurora Germany distributes directly to German pharmacies as well as indirectly through a network of wholesalers and pharmacies.

Additionally, Aurora is one of only three companies to be awarded a tender to produce medical cannabis domestically within Germany by the German Federal Institute for Drugs and Medical Devices (BfArM). Our state-of-the-art medical cannabis production facility in Leuna, Germany received EU GMP certification in 2022 and expects to deliver 1,000 kg of high-quality medical cannabis flower per year for the duration of the tender.

Recreational

The German government remains committed to legalizing recreational cannabis, having announced a 'two-pillar model' in April 2023. The first pillar includes personal possession, private cultivation and cannabis clubs. The second pillar involves a five-year regional model project, where the effects of a commercial supply chain on health and youth protection, as well as the black market, can be scientifically examined.

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17 | P a g e Poland United Kingdom Australia New Zealand Employees On April 1, 2024, as part of the first pillar of legalization, cannabis was reclassified as a non-narcotic by the German government, allowing adults to possess small amounts of cannabis, and making Germany the largest European Union country to legalize possession for recreational use. The purchase and sale of cannabis is still prohibited. Adults can now carry up to 25 grams of cannabis and keep up to 50 grams at home. They can also grow up to three plants for personal use, and adults who don’t want to grow their own plants can join “cannabis clubs” to legally source their cannabis. These are membership- based noncommercial clubs and are subject to various regulations. As one of three existing domestic medical cannabis producers in Germany, the Company expects to be in a leading position to participate in the regional model project when it commences. Further, alongside the cultural significance of Germany's advancements in cannabis legalization, these developments offer a distinct opening for Aurora to enhance its established footprint in the country. The reclassification of cannabis as a non-narcotic is poised to inspire more patients to actively consult with their physician regarding medical cannabis, facilitating greater access, education, and awareness for medical cannabis. Since legalizing medical cannabis in 2017, Poland has seen rapid growth, driven by increasing patient demand. The Company first shipped to the Polish market in October 2018, following approval from the Polish Ministry of Health, which was believed to be the first time a non-government run business was granted approval to supply medical cannabis products in the country. Aurora continues to import product into Poland and believes that the Polish medical cannabis market will continue to represent an attractive near-term growth opportunity. The UK medical cannabis market has expanded significantly since rescheduling on November 1, 2018, particularly within the private sector. In fiscal 2019, the Company made its first shipment of dried flower to the UK and has continued to grow in this market. In February 2024, the Company announced its partnership with Script Assist, a cutting-edge medical cannabis prescription platform in the UK. Designed to support UK patients on their journey of well-being, the Script Assist platform provides access to high quality medication through their portal, which includes an extensive range of medical cannabis products from Aurora's leading portfolio of products. In April 2025, the Company announced the availability of its medical cannabis concentrates to patients in the UK, marking a meaningful step in offering its proprietary cultivar-specific inhalable cannabis extracts in that market. This launch marked another step forward in Aurora’s mission to provide physicians with a larger variety of high-quality medical cannabis that can meet the growing needs and wishes of patients in the UK, and globally. The Company expects that the medical cannabis market in the UK will continue to expand as barriers to access diminish and the prescriber base grows. The medical cannabis market in Australia is characterized by a clinician-led traditional pharma-like product distribution model that aligns with Aurora's operational success in other key global medical cannabis markets, such as Germany. Since first partnering with MedReleaf Australia in 2017, Aurora has actively contributed to the region's recent growth, leveraging the Company's pharmaceutical grade cultivation and global approach to product innovation. On February 7, 2024, a wholly owned subsidiary of the Company acquired the remaining approximately 90% equity interest of MedReleaf Australia that the Company did not previously own. The Company previously held a 10% ownership stake in MedReleaf Australia and together they have been providing Australian patients with several Aurora-branded products, including dried flower, oils, vapes and pastilles. MedReleaf Australia is a leading distributor of medical cannabis products and has a leadership position in the Australian medical cannabis market. This market has quickly become one of the largest nationally legal global medical cannabis markets outside of Canada. This acquisition is expected to provide a meaningful platform for Aurora to continue growing its leading global medical cannabis position in Australia and other APAC countries. Medical cannabis has been legal in New Zealand since April 1, 2020 under the country’s Medicinal Cannabis Scheme. In May 2024, the Company was pleased to announce the arrival of Aurora-branded medical cannabis products to the New Zealand market, marking the Company’s first shipment to New Zealand and representing a significant milestone in Aurora’s pursuit of expanding medical cannabis accessibility globally. As regulations continue to evolve, the emerging New Zealand medical cannabis market is poised for growth and Aurora is proud to be at the forefront of advancing patient access, with plans to continue to leverage symmetry with its leadership in Australia. As of March 31, 2025, the Company (including its global subsidiaries) had approximately 1,101 employees (March 31, 2024 – 1,073 employees).

18 | P a g e There is no assurance we will be able to achieve or maintain profitability. Our business is reliant on the good standing of our licenses. Our Canadian licenses are reliant on our established sites. We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business. Our business, operations and outlook are subject to certain risks described below. Aurora Marijuana Inc. was the entity in which our operating business was originally organized. This company was incorporated in 2013 and our business began operations in 2015. We started generating revenue from the sale of cannabis in January 2016. Due to the disruption and slower than anticipated growth of the cannabis market globally and in Canada, we are subject to all of the associated business risks and uncertainties which include, but are not limited to, under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues. We have incurred operating losses in recent periods. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, as we explore and implement initiatives to grow our business, we expect to continue to increase operating expenses. If our revenues do not increase to offset these expected increases in costs and operating expenses, we may not be profitable. It may make it difficult for investors to evaluate our prospects for success, based on our operating history. There is no assurance that we will be successful in achieving a return on shareholders’ investments and the likelihood of success is uncertain. Our ability to continue our business of cannabis cultivation, storage, and distribution is dependent on the good standing of all of our licenses, authorizations, and permits and adherence to all regulatory requirements related to such activities. We will incur ongoing costs and obligations related to regulatory compliance. Any failure to comply with the terms of the licenses, or to renew the licenses after their expiry dates, would have a material adverse impact on the financial conditions and operations of the business. Although we believe that we will meet the requirements of the Cannabis Act for future extensions or renewals of the licenses, there can be no assurance that Health Canada will extend or renew the licenses, or if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada or the Canada Revenue Agency (“CRA”) not extend or renew the licenses, or should they renew the licenses on different terms, our business, financial condition and operations would be materially adversely affected. The same risks may arise when expanding our operations to foreign jurisdictions. We are committed to regulatory compliance, including but not limited to the maintenance of good production practices and physical security measures required by Health Canada. Failure to comply with regulations may result in additional costs for corrective measures, penalties, or restrictions on our operations. In addition, changes in regulations, more vigorous enforcement thereof, or other unanticipated events could require changes to our operations, increased compliance costs or give rise to material liabilities, which could have an adverse effect on our business, financial condition and operations. The Canadian licenses we hold are specific to individual facilities. Any adverse changes or disruptions to the functionality, security and sanitation of our sites or any other form of non-compliance may put our licenses at risk, and ultimately adversely impact our business, financial condition and operations. As our operations and financial performance may be adversely affected if we are unable to keep up with such requirements, we are committed to the maintenance of our sites and intend to comply with Health Canada and their inspectors as required. As our business continues to grow, any expansion to or update of our current operating sites, will require the approval of Health Canada. There is no guarantee that Health Canada will approve any such expansions and/or renovations, which could adversely affect our business, financial condition and operations. Our business and activities are heavily regulated in all jurisdictions where we carry on business. Achievement of our business objectives is contingent, in part, upon compliance with the regulatory requirements enacted by applicable government authorities, including those imposed by Health Canada, and obtaining all applicable regulatory approvals, where necessary. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or with respect to any activities or our facilities, or the extent of testing and documentation that may be required by government authorities on an ongoing basis. The impact of regulatory compliance regimes and any delays in obtaining, maintaining or renewing, or failure to obtain, maintain or renew, regulatory approvals may significantly delay or impact the development of our business and operations. Non-compliance could also have a material adverse effect on our business, financial condition and operations. On December 5, 2023, Health Canada published new guidance on cannabis products with what it deems to be intoxicating cannabinoids other than THC. The guidance identifies the cannabinoids CBN and THCV as “intoxicating” and recommends that they be regulated in the same manner as THC, whose potency is capped in the edible and extract categories. While the guidance encourages licensed processors to follow recommended controls, it does not mandate any action and does not have the force of law without legislative change. The guidance does, however, create some uncertainty regarding the manner in which certain cannabinoids may be regulated in the future. RISK FACTORS

19 | P a g e Failure to comply with anti-money laundering laws and regulation could subject us to penalties and other adverse consequences. We compete for market share with a number of competitors and many of our competitors may have longer operating histories, more financial resources, and lower costs than us. Our business is subject to a variety of laws, regulations, and guidelines relating to the marketing, manufacturing, management, transportation, storage, sale, packaging and labeling, disposal and, if necessary, acquisition of cannabis. We are also subject to laws, regulations, and guidelines relating to health and safety, the conduct of operations, taxation of products and the protection of the environment. As the laws, regulations and guidelines pertaining to the cannabis industry are relatively new, it is possible that significant legislative amendments may still be enacted – either provincially or federally – that address current or future regulatory issues or perceived inadequacies in the regulatory framework. Pursuant to the statutory review requirements under the Cannabis Act, a final report of an independent expert panel appointed to lead this review was published in March 2024. The amendment, removal or addition of provisions in or to the Cannabis Act based on the recommendations resulting from this report could adversely affect our business. For example, recommendations related to imposing restrictions or prohibition of certain products with higher quantities or concentrations of THC or other intoxicating cannabinoids could limit and affect the types of products we can sell. It is also possible that laws that impact our business may not develop as we expect or on the timeline we expect, including the federal legalization of cannabis use in the U.S. if and when it occurs. Changes to such laws, regulations, and guidelines, may cause material adverse effects on our business, financial condition and operations. The legislative framework pertaining to the Canadian non-medical cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in asymmetric regulatory and market environments. Different competitive pressures, additional compliance requirements, and other costs may limit our ability to participate in such markets. We are subject to a variety of domestic and international laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally. In the event that any of our operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation, and any persons, including such U.S. based investors, found to be aiding and abetting us in such violations could be subject to liability. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures. This could restrict or otherwise jeopardize our ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. As the cannabis market continues to mature, both domestically and internationally, the overall demand for products and the number of competitors is expected to increase. Consumers that once solely relied on the medical cannabis market may shift some, or all, of their consumption or preferences away from medical cannabis and towards consumer cannabis. The Cannabis Act also permits patients to produce a limited amount of cannabis for their own purposes or to designate a person to produce a limited amount of cannabis on their behalf. Such shifts in market demand, and other factors that we cannot currently anticipate, could potentially reduce the market for our products, which could ultimately have a material adverse effect on our business, financial condition and operations. The cannabis industry is undergoing substantial change, which has resulted in an increase in new and existing competitors, consolidation and the formation of strategic relationships. Acquisitions or other consolidating transactions could harm our business in a number of ways, including losing patients and/or customers, revenue and market share, or forcing us to expend greater resources to meet new or additional competitive threats. There is potential that we will face intense competition from not only existing companies but from new entrants including those resulting from the federal legalization of cannabis use in the U.S. if and when it occurs, all of which could harm our operating results. Changes in the number of licenses granted and the number of Licensed Producers ultimately authorized by Health Canada, as well as other regulatory changes in both Canada and the U.S. that have the effect of increasing competition, could have an adverse impact on our ability to compete for market share in Canada’s cannabis market. Some competitors may have significantly greater financial, technical, marketing, and other resources compared to us. Such companies may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. Such competition may make it difficult to enter into supply agreements, negotiate favourable prices, recruit or retain qualified employees, and acquire the capital necessary to fund our capital investments. Change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.

20 | P a g e Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control. We may not be able to realize our growth targets. The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed. We also face competition from illegal cannabis dispensaries and ‘black market’ operations and participants, who do not have a valid license, that are selling cannabis to individuals, including products with higher concentrations of active ingredients, using flavours or other additives or engaging in advertising and promotion activities that are not permitted by law. Because they do not comply with the regulations governing the cannabis industry, illegal market participants’ operations may also have significantly lower costs. In order for us to be competitive, we will need to invest significantly in research and development, market development, marketing, new client identification, distribution channels, and client support. If we are not successful in obtaining sufficient resources to invest in these areas, our ability to compete in the market may be adversely affected, which could materially and adversely affect our business, financial conditions and operations. Our future success depends upon our ability to maintain competitive production costs through economies of scale and our ability to recognize higher margins through the sale of higher margin products. To the extent that we are not able to continue to produce our products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, our business, financial conditions and operations could be materially adversely affected. Our revenues are in a large part derived from the production, sale, and distribution of cannabis. The cost of production, sale, and distribution of cannabis is dependent on a number of key inputs and their related costs, including equipment and supplies, labour and raw materials related to our growing operations, as well other overhead costs such as electricity, water, and utilities. In particular, our cannabis cultivation operations consume considerable energy, making us vulnerable to rising energy costs. Rising or volatile energy costs may have a material adverse effect on our business, financial condition and results of operations. Although our business has not been materially impacted by ongoing international military conflicts, the measures that have been taken, and could be taken in the future, may have a negative impact on our costs, including for input materials, energy and transportation. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs, including an inability to secure required supplies and services or to do so on appropriate terms could materially and adversely impact our business, financial condition, and results of operations. This includes any change in the selling price of products set by the applicable province or territory. The price of cannabis is affected by numerous factors beyond our control and any price decline may have a material adverse effect on our business, financial condition and operations. Our ability to continue the production of cannabis products at the same pace as we are currently producing, or at all, and our ability to continue to increase both our production capacity and our production volumes, may be affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labour costs, construction performance falling below expected levels of output or efficiency, contractor or operator errors, breakdowns, aging or failure of equipment or processes, and labour disputes. Factors specifically related to indoor agricultural and processing practices, such as reliance on provision of energy and utilities to our facilities, those specifically related to outdoor cultivation practices, such as droughts, environmental pollution and inadvertent contamination, and any major incidents or catastrophic events affecting the premises, such as fires, explosions, earthquakes or storms, may all materially and adversely impact the growth of our business. In addition, the Company may be subject to other growth-related risks, including pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth, it may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Part of our current revenues depend upon our supply contracts with the various Canadian provinces and territories. There are many factors which could impact our contractual agreements and alterations to, or the termination or renewal of, such contracts may adversely impact our business, financial condition and operations. In addition, not all of the Company’s supply arrangements with the various Canadian provinces and territories contain purchase commitments or otherwise obligate the provincial or territorial wholesaler to buy a minimum or fixed volume of cannabis products from the Company. The amount of cannabis that the provincial and territorial wholesalers may purchase under the supply arrangements may therefore vary from what the Company expects or has planned for. As a result, the Company’s revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the provincial and territorial wholesalers. If any of the provincial or territorial wholesalers decide to purchase lower volumes of products from the Company than the Company expects, alters its purchasing patterns at any time with limited notice, decides to return product or decides not to continue to purchase the Company’s cannabis products at all, the Company’s revenues could be materially adversely affected, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

21 | P a g e Any default under our existing debt that is not waived by the applicable lenders could adversely impact our results of operations and financial results and may have an adverse effect on the trading price of our Common Shares. We may be subject to credit risk. We may not be able to successfully develop new products or find a market for their sale. As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable. Restrictions on branding and advertising may negatively impact our ability to attract and retain customers. Our continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of our business strategy or our ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be available on favorable terms. If additional funds are raised through issuances of equity, equity-linked securities, or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of holders of Common Shares. In addition, from time to time, we may enter into transactions to acquire assets or equity securities of other companies. These transactions may be financed wholly or partially with debt, which may increase our debt levels above industry standards and our ability to service such debt. Any debt financing obtained in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which could make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, entitle lenders to accelerate repayment of debt and there is no assurance that we would be able to repay such debt in such an event or prevent the enforcement of security, if any, granted pursuant to such debt financing. An economic downturn of global capital markets may make raising additional capital more difficult. If uncertain market conditions persist, the Company’s ability to raise capital could be jeopardized, which could have an adverse impact on the Company’s operations and the trading price of the Company’s shares on the TSX and Nasdaq. Covenants in respect of our existing debt may create a risk of default on our debt if we cannot satisfy or continue to satisfy these covenants. If we cannot comply with a debt covenant or anticipates that it will be unable to comply with a debt covenant under any debt instrument it is party to, management may seek a waiver and/or amendment to the applicable debt instrument in respect of any such covenant in order to avoid any breach or default that might otherwise result therefrom. If we default under a debt instrument and the default is not waived by the lender(s), the debt extended pursuant to all of its debt instruments could become due and payable prior to its stated due date. If such event were to occur, we cannot give any assurance that (i) its lenders will agree to any covenant amendments or waive any covenant breaches or defaults that may occur, and (ii) it could pay this debt if it became due prior to its stated due date. Accordingly, any default by us on existing debt that is not waived by the applicable lenders could adversely impact our results of operations and financial results and may have an adverse effect on the trading price of our Common Shares. Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us. We have credit risk exposure based on the balance of our cash, accounts receivable, investments, and taxes recoverable. There are no assurances that our counterparties, including parties to whom we extended credit, or customers will meet their contractual obligations to us. The medical and non-medical cannabis industries are in their early stages of development and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by us. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time and entail significant costs. We may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business, financial condition and operations. Because the cannabis market and associated products and technology are rapidly evolving, both domestically and internationally, we may be unable to anticipate and/or respond to developments in a timely and cost-efficient manner. The process of developing our products is complex and requires significant costs, development efforts, and third-party commitments. Our failure to develop new products and technologies and the potential disuse of our existing products and technologies could adversely affect our business, financial condition and operations. Our success will depend, in part, on our ability to continually invest in research and development and enhance our existing technologies and products in a competitive manner. Our success depends on our ability to attract and retain customers. The Cannabis Act strictly regulates the way cannabis is packaged, labelled, and displayed. The associated provisions are quite broad and are subject to change. It is currently prohibited to use testimonials and endorsements, depict people, characters and animals and produce any packaging that may Our continued growth may require additional financing in the future, which may not be available on acceptable terms or at all.

22 | P a g e The cannabis business may be subject to unfavorable publicity or consumer perception. Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us. There may be unknown health impacts associated with the use of cannabis and cannabis derivative products. We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities. be appealing to young people. The restrictions on packaging, labelling, and the display of our cannabis products may adversely impact our ability to establish brand presence, acquire new customers, retain existing customers and maintain a loyal customer base. This may ultimately have a material adverse effect on our business, financial conditions and operations. We believe that the cannabis industry is highly dependent upon positive consumer and investor perception regarding the benefits, safety, efficacy and quality of the cannabis distributed to consumers. Cannabis is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, financial condition, results of operations and prospects. Our dependence upon consumer perception means that adverse scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity, whether or not accurate or with merit, could have a material adverse effect on us, the demand for products, and our business, financial condition, results of operations and prospects. Adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on us. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed. Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how we are perceived by others. There is also a risk that the actions of other companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and, thereby, negatively impact our reputation. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share negative opinions and views in Canada and elsewhere in regard to our activities and the cannabis industry in general, whether true or not. The legal restrictions with respect to labelling and marketing cannabis may exacerbate these risks by increasing the influence of social media users and prohibiting us from effectively responding to negative publicity. The parties with which we do business may perceive that they are exposed to reputational risk as a result of our cannabis business activities. In particular, while we attempt to conduct our cannabis-related business activities in compliance with all laws, negative perception of cannabis-related activities could cause the parties with whom we do business to discontinue their relationships with us and may cause potential counterparties to decline to do business with us. These risks may increase during periods in jurisdictions where cannabis-related activities are illegal and where jurisdictions focus their enforcement efforts on eliminating such activities. Failure to establish or maintain business relationships could have a material adverse effect on our business, financial condition and operations. There is little in the way of longitudinal studies on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medicinal purposes. As such, there are inherent risks associated with using our cannabis and cannabis derivative products, including unexpected side effects or safety concerns, the discovery of which could lead to civil litigation, regulatory actions and even possibly criminal enforcement actions. Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur and consumers should consume cannabis at their own risk or in accordance with the direction of a health care practitioner. We have entered into, and may in the future enter into, strategic alliances with third parties that we believe will complement or augment our existing business, including for third-party supply. Our ability to complete and develop strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen regulatory issues, integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from current operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and operations.

23 | P a g e Dependence on senior management Certain of our directors and officers may have conflicts of interests due to other business relationships. Future execution efforts may not be successful. We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so. The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its key personnel. Our future success will depend on our directors’ and officers’ ability to develop and execute our business strategies and manage our ongoing operations, as well as our ability to attract and retain key personnel. Competition for qualified professionals, technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that we will be able to attract or retain key personnel in the future, which may adversely impact our operations. While employment and consulting agreements are customary, these agreements cannot assure the continued services of such individuals. Further, as a Licensed Producer under the Cannabis Act, certain key personnel are required to obtain a security clearance by Health Canada. Licenses will not be granted until all key personnel have been granted security clearance. Under the Cannabis Act, a security clearance cannot be valid for more than five years and must be renewed before expiry. There is no assurance that any of our existing or future key personnel will be able to obtain or renew such clearances. A failure by key personnel to maintain or renew their security clearance could result in a material adverse effect on our business, financial condition and operations. There is also a risk that if key personnel leave the Company, we may not be able to find a suitable replacement that can obtain a security clearance in a timely manner, or at all. The success of the Company and its strategic focus is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel could adversely affect the Company’s business. As well, the implementation of employee compensation packages, composed of monetary short-term compensation and long-term equity-based compensation, has been designed for the retention of key employees. We may be subject to potential conflicts of interest as some of our directors and officers may be engaged in a range of other business activities. Our directors and officers are permitted to devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. However, in some cases these outside business interests can require significant time and attention which may interfere with their ability to devote the necessary time to our business, and there is no assurance that such occurrences would not adversely affect our operations. We may also become involved in other transactions which conflict with the interests of its directors and officers who may, from time to time, deal with persons, institutions or corporations with which we may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with our interests. In addition, from time to time, these persons may be competing with us for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval thereof in accordance with applicable laws. In accordance with applicable laws, our directors are required to act honestly, in good faith and in the Company’s best interests. There is no guarantee that our current execution strategy will be completed in the currently proposed form, if at all, nor is there any guarantee that we will be able to expand into additional jurisdictions. There is also no guarantee that expansions to our marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licenses and permits (such as additional licenses from Health Canada under the Cannabis Act) and there is no guarantee that all required approvals, licenses and permits will be obtained in a timely fashion or at all. There is also no guarantee that we will be able to complete any of the foregoing activities as anticipated or at all. Our failure to successfully execute our strategy could adversely affect our business, financial condition and operations and may result in our failing to meet anticipated or future demand for products, when and if it arises. In addition, the construction (or remaining construction) of any current or future facilities is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond our control, including the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by our suppliers, difficulties in integrating new equipment with its existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, or insufficient funding or other resource constraints. Moreover, actual costs for construction may exceed our budgets. As a result of construction delays, cost overruns, changes in market circumstances or other factors, we may not be able to achieve the intended economic benefits, which in turn may materially and adversely affect our business, prospects, financial condition and operations. As international demand grows, we intend to consider the expansion of our operations and business into jurisdictions outside of Canada, some of which are emerging markets, but there can be no assurance that any market for our products will develop in any such foreign jurisdiction. The continuation or expansion of our operations internationally will depend on our ability to renew or secure the necessary permits, licenses, or other approvals in those jurisdictions. An agency's denial of or delay in Our success will depend on attracting and retaining key personnel.

24 | P a g e We rely on international advisors and consultants in foreign jurisdictions. Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (U.S.) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences. We may be subject to uninsured or uninsurable risks. We may be subject to product liability claims. issuing or renewing a permit, license, or other approval, or revocation or substantial modification of an existing permit or approval, could prevent us from continuing our operations in or exports to other countries. Operations in non-Canadian markets may expose us to new or unexpected risks or significantly increase our exposure to one or more existing risk factors. Some governmental regulations may require us to award contracts in, employ citizens of, and/or purchase supplies from the jurisdiction. These factors may limit our capability to successfully expand our operations and may have a material adverse effect on our business, financial condition and operations. In addition, we are further subject to a wide variety of laws and regulations domestically and internationally with respect to the flow of funds and product across international borders and the amount of medical cannabis we export may be limited by the various drug control conventions to which Canada is a signatory. While we continue to monitor developments and policies in the emerging markets in which we operate and assess the impact thereof to our operations, such developments cannot be accurately predicted and could have an adverse effect on our business, operations or profitability. On April 1, 2024, cannabis was reclassified as a non-narcotic by the German government, allowing adults to possess small amounts of cannabis, and making Germany the largest European Union country to legalize possession for recreational use. While the Company is one of three existing domestic medical cannabis producers in Germany, there is no assurance that we will be successful in the German recreational market, if and when commercial cultivation, manufacturing, and retail sales are permitted. The legal and regulatory requirements in the foreign countries in which we currently or intend to operate are different from those in Canada. Our officers and directors must rely, to a great extent, on local legal counsel and consultants in order to ensure our compliance with material legal, regulatory and governmental developments as they pertain to and affect our business operations, to assist with governmental relations and enhance our understanding of and appreciation for the local business culture and practices. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond our control. The impact of any such changes may adversely affect our business, financial condition and operations. We are subject to the CFPOA and the FCPA, which generally prohibit companies and their employees from engaging in bribery, kickbacks or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The CFPOA and the FCPA also require companies to maintain accurate books and records and internal controls, including at foreign controlled subsidiaries. In addition, we are subject to other anti-bribery laws of other countries in which we conduct, or will conduct, business that apply similar prohibitions as the CFPOA and FCPA (e.g. the Organization for Economic Co- operation and Development Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the CFPOA, the FCPA, or other anti- bribery laws to which we may be subject for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and operations. While we may have insurance to protect our assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. No assurance can be given that such insurance will be adequate to cover our liabilities or that it will be available in the future or at all, and that it will be commercially justifiable. We may be subject to liability for risks against which we cannot insure or against which we may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for our normal business activities. Payment of liabilities for which we do not carry insurance may have a material adverse effect on our business, financial condition and operations. As a manufacturer and distributor of products designed to be topically applied, inhaled and ingested or otherwise consumed by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. We may in the future have to recall certain of our cannabis products as a result of potential contamination and quality assurance concerns. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that the products produced by us caused or contributed to injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, adversely affect our reputation and goodwill with our customers, and could have a material adverse effect on our business, financial condition and operations. There can be no assurances

25 | P a g e Our cannabis products may be subject to recalls for a variety of reasons. We are and may become party to litigation, mediation, and/or arbitration from time to time. The transportation of our products is subject to security risks and disruptions. Our business is subject to the risks inherent in agricultural operations. that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of such products. Manufacturers and distributors of consumer goods and products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits, whether frivolous or otherwise. Additionally, if any of the products produced by us were subject to recall, the reputation and goodwill of that product and/or us could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our business, financial condition and results of operations. Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Furthermore, any product recall affecting the cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by participants in the industry generally, which could have a material adverse effect on our business, financial condition and operations. We are and may in the future become party to regulatory proceedings, litigation, mediation, and/or arbitration from time to time in the ordinary course of business, which could adversely affect our business, financial condition and operations. Monitoring and defending against legal actions, with or without merit, can be time-consuming, divert management’s attention and resources and can cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, financial condition, or operations. Litigation, and any decision resulting therefrom, may also create a negative perception of our company. We are currently subject to class action proceedings in both the U.S. and Canada (as further detailed herein). Though we believe these to be without merit and intend to vigorously defend against the claims, there is no assurance that we will be successful. We depend on fast, cost-effective, and efficient third-party courier services to distribute our product to both wholesale and retail customers. Any prolonged disruption of these courier services could have an adverse effect on our business, financial condition and operations. Rising costs associated with the courier service we use to ship our products may also adversely impact our business and our ability to operate profitably. Due to the nature of our products, security during transportation is of the utmost concern. Any breach of the security measures during the transport or delivery of our products, including any failure to comply with recommendations or requirements of government regulators, whether intentional or not, could have a materially adverse impact on our ability to continue operating under our current licenses and may potentially impact our ability to renew such licenses. Since our business revolves mainly around the growth and processing of cannabis, an agricultural product, the risks inherent with agricultural businesses apply to our business. Such risks may include disease and insect pests, among others. Cannabis growing operations consume considerable energy and any rise in energy costs may have a material adverse effect on our ability to produce cannabis, and therefore, our business, financial condition and results of operations. Although we currently grow, and expect to grow, most of our cannabis in climate-controlled, monitored, indoor locations, some of our production takes place outdoors and there is no guarantee that changes in outside weather and climate will not adversely affect such production. Like other agricultural products, the quality of cannabis grown outdoors is affected by weather and the environment, which can change the quality or size of the harvest. If a weather event is particularly severe, such as a major drought or hurricane, the affected harvest could be destroyed or damaged to an extent that results in lost revenues. In addition, other items may affect the marketability of cannabis grown outdoors, including, among other things, the presence of non-cannabis related material, genetically modified organisms and excess residues of pesticides, fungicides, and herbicides. High degrees of quality variance can affect processing velocity and capacity utilization, as the process required to potentially upgrade lower quality product requires significant time and resources. There can be no assurance that natural elements will not have a material adverse effect on the production of our products and ultimately our business, financial condition and operations.

26 | P a g e Our operations are subject to various environmental and employee health and safety regulations. Climate change may have an adverse effect on demand for our products or on our operations. We may not be able to protect our intellectual property. We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws. Our cannabis inventory in our cannabis operations and cannabis retail segments has a finite shelf life and is subject to obsolescence, expiration, spoilage, shrinkage, unacceptable quality, contamination or other declines in value prior to wholesale or retail sale. We have in the past, and may in the future, be required to record substantial write-downs or impairments related to loss of value in our cannabis inventory. In addition, our facilities may be subject to obsolescence, damage, loss of fair market value or other declines in value. Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air, and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an environmental compliance approval under applicable regulations or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof, or other unanticipated events could require extensive changes to our operations or give rise to material liabilities, which could have a material adverse effect on our business, financial condition and operations. Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability and frequency of extreme weather events such as severe weather, heat waves, wildfires, flooding, hailstorms, snowstorms, and the spread of disease and insect infestations. These events could damage, destroy or hinder the operations at our physical facilities, or the facilities of our suppliers or customers, and adversely affect our financial results as a result of decreased production output, increased operating costs or reduced availability of transportation. Government action to address climate change, greenhouse gas (GHG) emissions, water and land use may result in the enactment of additional or more stringent laws and regulations that may require us to incur additional capital expenditures, pay higher taxes, increased transportation costs, or could otherwise adversely affect our financial conditions. In addition, increasingly our employees, customers and investors expect that we minimize the negative environmental impacts of our operations Although we make efforts to create positive impacts where possible and anticipate potential costs associated with climate change, failure to mitigate the risks of climate change and adequately respond to their changing expectations as well as those of governments on environmental matters, could result in missed opportunities, additional regulatory scrutiny, loss of team members, customers and investors, and adverse impact on our brand and reputation. Our success depends in part on our ability to own and protect our trademarks, patents, trade secrets and other intellectual property rights. We rely on certain trade secrets, technical know-how and proprietary information that are not protected by patents to maintain our competitive position. Our trade secrets, technical know-how and proprietary information, which are not protected by patents, may become known to or be independently developed by competitors. Even if we move to protect our intellectual property with trademarks, patents, copyrights or by other means, we are not assured that competitors will not develop similar technology and business methods or that we will be able to exercise our legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada, particularly in the U.S. where cannabis remains federally illegal. Policing the unauthorized use of current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions may have a materially adverse impact our ability to successfully grow our business. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect our business, financial condition and operations. Given the nature of our product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in our facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of our facilities could expose us to additional liability, potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing our products. In addition, we collect and store personal information about our customers and are responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Data theft for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence, or through a deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, reputation, financial condition and results of operations. We have in the past, and may in the future, record significant impairments or write-downs of our assets.

27 | P a g e We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations. As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations. Furthermore, there are several federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If we were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities, harm our reputation, and have a material adverse effect on our business, financial condition and operations. We may be subject to risks related to our information technology systems, including cyber-attacks. We have entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems, depending on the nature of any such failure, could adversely impact our business, financial condition and operations. Cyber-attacks could result in important remediation costs, increased cybersecurity costs, lost revenues due to a disruption of activities, litigation, and reputational harm affecting customer and investor confidence, which ultimately could materially adversely affect our business, financial condition and operations. In December 2020, the Company was the target of a cybersecurity incident that involved the theft of company information. The subsequent investigation identified that certain personally identifiable information of our employees and consumers was compromised. It also confirmed that our patient database was not compromised, and our performance and financial information was not impacted. All impacted individuals were notified, as were all required government privacy offices. We have not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Globally, cybersecurity incidents have increased in number and severity and it is expected that these external trends will continue. In response to this incident, or any potential future incident, we may incur substantial costs which may include:  remediation costs, such as liability for stolen information, repairs to system or data damage, or implementation of new security;  measures in response to the evolving security landscape; and  legal expenses, including costs related to litigation, regulatory actions or penalties. We have in the past, and may in the future, seek strategic acquisitions. Our ability to identify and consummate any future potential acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all. Over the past few years, we have completed a number of such acquisitions. Material acquisitions, dispositions, and other strategic transactions involve a number of risks, including: (i) potential disruption of our ongoing business; (ii) distraction of management; (iii) increased financial leverage; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully, or at all, or may take longer to realize than expected; (v) increased scope and complexity of our operations; and (vi) loss or reduction of control over certain of our assets. The presence of one or more material liabilities and/or commitments of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our business, financial condition and operations. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our existing operations. Aurora Cannabis Inc. is a holding company. Essentially all of our operating assets are the capital stock of our subsidiaries and substantially all of our business is conducted through subsidiaries which are separate legal entities. Consequently, our cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of our subsidiaries and

28 | P a g e The price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of your convertible debentures/notes. Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share. the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:  actual or anticipated fluctuations in our results of operations;  recommendations by securities research analysts;  changes in the economic performance or market valuations of companies in the same industry in which we operate;  addition or departure of our executive officers and other key personnel;  release or expiration of transfer restrictions on outstanding Common Shares;  sales or perceived sales of additional Common Shares;  operating and financial performance that varies significantly from the expectations of management, securities analysts and investors;  regulatory changes affecting the Company’s industry, business and operations;  announcements of developments and other material events by us or our competitors;  fluctuations in the costs of vital production inputs, materials and services;  changes in global financial markets, global economies and general market conditions, such as interest rates and product price volatility;  significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;  operating and share price performance of other companies that investors deem comparable to us; and  news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets. Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values, or prospects of such companies. Such volatility has been particularly evident with regards to the share prices of medical cannabis companies that are public issuers in Canada. Accordingly, the market price of Common Shares may decline even if our operating results, underlying asset values, or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are lasting and not temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in share price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of Common Shares may be materially adversely affected. It is not anticipated that any dividend will be paid to holders of our Common Shares for the foreseeable future. No dividends on our Common Shares have been paid to date. We currently intend to retain future earnings, if any, for future operation and expansion. Our board of directors has the discretion to declare dividends and to prescribe the timing, amount and payment of such dividends. Such decision will depend upon our future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors that our Board may deem relevant. We may sell or issue additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities and the issuance of equity securities in connection with acquisitions). We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares. Additional issuances of our securities may involve the issuance of a significant number of Common Shares at prices less than the current market prices. Issuances of a substantial number of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of our Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, may result in significant dilution to security holders. Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of

29 | P a g e Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions. The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes. The financial reporting obligations of being a public company and maintaining a dual listing on the TSX and on Nasdaq requires significant company resources and management attention. Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities. We are a Canadian company and shareholder protections may differ from shareholder protections in the U.S. and elsewhere. our securities could impair our ability to raise additional or sufficient capital through the sale of securities should we desire to do so. Our management will have substantial discretion concerning the use of proceeds from any future share sales and financing transactions, as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any future sales. Management may use the net proceeds in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain. We require and hold various government licenses to operate our business, which would not necessarily continue to apply to an acquirer of our business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover, or other business combination involving us or discourage a potential acquirer from making a tender offer for our Common Shares, which, under certain circumstances, could reduce the market price of our Common Shares. There is no assurance we will continue to meet the listing standards of Nasdaq and the TSX. We must meet continuing listing standards to maintain the listing of our Common Shares on Nasdaq and the TSX. If we fail to comply with listing standards and Nasdaq and/or the TSX delists our Common Shares, we and our shareholders could face significant material adverse consequences, including:  a limited availability of market quotations for our Common Shares;  reduced liquidity for our Common Shares;  a determination that our Common Shares are “penny stock”, which would require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;  a limited amount of news and analyst coverage of us; and  a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future. As a public company, Aurora is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both our compliance costs and the risk of non-compliance, which could adversely impact the price of our Common Shares. We are subject to the public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act (“SOX”), the Dodd-Frank Act, and the listing requirements of Nasdaq. We incur significant legal, accounting, reporting and other expenses in order to maintain a dual listing on both the TSX and Nasdaq. Moreover, our listing on both the TSX and Nasdaq may increase price volatility due to various factors, including the ability to buy or sell Common Shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our Common Shares. Under Section 404 of SOX, we are required to design, document and test the effectiveness of our internal controls over financial reporting (“ICFR”) during the financial year ended March 31, 2025. ICFR are designed to provide reasonable assurance that our financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS. Regardless of how well controls are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting our objectives in providing reliable financial reporting information in accordance with IFRS. Effective internal controls are required for us to provide reasonable assurance that our financial results and other financial information are accurate and reliable. Any failure to design, develop or maintain effective controls, or difficulties encountered in implementing, improving or remediation lapses in internal controls may affect our ability to prevent fraud, detect material misstatements, and fulfill our reporting obligations. As a result, investors may lose confidence in our ability to report timely, accurate and reliable financial and other information, which may expose us to certain legal or regulatory actions, thus negatively impacting our business, the trading process of our Common Shares and market value of other securities. We are organized and exist under the laws of British Columbia, Canada and, accordingly, are governed by the BCBCA. The BCBCA differs in certain material respects from laws generally applicable to U.S. corporations and shareholders, including the

30 | P a g e We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to U.S. domestic issuers. Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us. Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate. The Company’s employees, independent contractors and consultants may engage in fraudulent or other illegal activities. provisions and proceedings relating to interested directors, mergers, amalgamations, restructuring, takeovers, shareholders’ suits, indemnification of directors, and inspection of corporation records. Because we are a “foreign private issuer” under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:  the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;  the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the U.S. Exchange Act;  the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and  the selective disclosure rules by issuers of material non-public information under Regulation FD. We are required to file an annual report on Form 40-F with the SEC within three months of the end of each fiscal year. We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer. A foreign visitor who is involved either directly or indirectly in the cannabis industry may be subject to increased border scrutiny when attempting to enter the U.S. Multiple states have legalized aspects of cannabis production, sale and consumption; however, cannabis remains illegal federally in the U.S. The U.S. Customs and Border Protection previously advised that border agents may deem a foreign visitor who is involved, either directly or indirectly, in a state-legal cannabis industry as inadmissible. While unassociated trips to the U.S. may not result in problems entering the U.S., a foreign visitor attempting to enter the U.S. to proliferate cannabis-associated business may be deemed inadmissible, at the discretion of the border agents. As a company with operations in both the U.S. and Canada, inability of our employees or counterparties to enter the U.S. could harm our ability to conduct our business. Because cannabis remains illegal federally in the U.S., U.S. banks and financial institutions remain wary of accepting funds from businesses in the cannabis industry, as such funds may technically be considered proceeds of crime. Consequently, businesses involved in the cannabis industry continue to have trouble establishing banking infrastructure and relationships. The inability or limitation on our ability to open or maintain a bank account in the U.S. or other foreign jurisdictions, obtain other banking services and/or accept credit card and debit card payments may make it difficult to operate and conduct business in the U.S. or other foreign jurisdictions. The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Continued volatile global financial and geopolitical conditions may negatively impact the Company. Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, civil unrest, changes to energy prices or sovereign defaults. Ongoing geopolitical challenges such as the Ukraine-Russia war, conflict in the Middle East, tensions

31 | P a g e A period of sustained inflation across the markets in which we operate could result in higher operating costs. Our business may be subject to disruptions as a result of health epidemics and other infectious diseases. The controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose us to litigation and additional regulation. between the U.S. and China, imposition of new tariffs by the U.S. government and potential significant changes to U.S. trade policies and treaties, and corresponding global trade responses have contributed to volatility in global financial conditions. The new President of the U.S. has recently enacted and proposed to enact significant new tariffs on Canada, Mexico and other countries. Additionally, President Trump has directed various federal agencies to further evaluate key aspects of U.S. trade policy resulting in ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets. The economic impact of tariffs on the Canadian, American and global economy could result in increased volatility in commodity prices and negatively impact capital markets and the ability of the Company to raise funds. In addition to increased volatility in commodity prices, such tariffs could result in increased costs for the Bevo business. Any of these factors could depress economic activity, negatively impact the Company and have a material adverse effect on the business, results of operations, cash flows and financial condition of the Company. The worldwide economy has continued to experience significant inflation and inflationary pressures. Inflation may negatively impact our business, raise cost and reduce profitability. While we have and will continue to take actions, wherever possible, to reduce the impact of the effects of inflation, in the case of sustained inflation across several of the markets in which we operate, it could become increasingly difficult to effectively mitigate the increases to our costs. In addition, the effects of inflation on consumers’ budgets could result in the reduction of our customers’ spending habits. If we are unable to take actions to effectively mitigate the effect of the resulting higher costs, our profitability and financial position could be negatively impacted. A local, regional, national or international outbreak of a contagious disease, such as COVID-19, or the fear of a potential outbreak, could decrease the willingness of the general population to travel, cause staff shortages, reduced customer traffic, supply shortages and increased government regulation all of which may negatively impact the business, financial condition and results of operations of the Company. The risk of a pandemic, or public perception of the risk, could cause customers to avoid public places, including retail properties, and could cause temporary or long-term disruptions in our supply chains and/or delays in the delivery of our inventory. Further, such risks could also adversely affect the financial condition of the Company's customers, resulting in reduced spending for the products we sell. Moreover, an epidemic, pandemic, outbreak or other public health crisis, such as COVID-19, could cause employees to avoid Company properties, which could adversely affect the Company’s ability to adequately staff and manage its businesses. “Shelter-in-place” or other such orders by governmental entities could also disrupt our operations, if employees who cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis could also lead to the complete or partial closure of one or more of our stores, facilities or operations of the Company’s sourcing partners. The ultimate extent of the impact of any epidemic, pandemic or other health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as COVID-19, could therefore materially and adversely impact our business, financial condition and results of operations. There have been a number of highly publicized cases involving lung and other illnesses and deaths that appear to be related to vaporizer devices and/or products used in such devices (such as vaporizer liquids). The focus is currently on the vaporizer devices, the manner in which the devices were used and the related vaporizer device products - THC, nicotine, other substances in vaporizer liquids, possibly adulterated products and other illegal unlicensed cannabis vaporizer products. Some states, provinces, territories and cities in Canada and the U.S. have already taken steps to prohibit the sale or distribution of vaporizers, restrict the sale and distribution of such products or impose restrictions on flavors or use of such vaporizers. This trend may continue, accelerate and expand. Cannabis vaporizers in Canada are regulated under the Cannabis Act and Cannabis Regulations. Negative public sentiment may prompt regulators to decide to further limit or defer the industry’s ability to sell cannabis vaporizer products, and may also diminish consumer demand for such products. For instance, Health Canada has proposed new regulations that would place stricter limits on the advertising and promotion of vaping products and make health warnings on vaping products mandatory, although such regulations explicitly exclude cannabis and cannabis accessories. The provincial governments in Quebec, Alberta and Newfoundland and Labrador have imposed provincial regulatory restrictions on the sale of cannabis vape products. These actions, together with potential deterioration in the public’s perception of cannabis containing vaping liquids, may result in a reduced market for our vaping products. There can be no assurance that we will be able to meet any additional compliance requirements or regulatory restrictions, or remain competitive in face of unexpected changes in market conditions. This controversy could well extend to non-nicotine vaporizer devices and other product formats. Any such extension could materially and adversely affect our business, financial condition, operating results, liquidity, cash flow and operational performance. Litigation pertaining to vaporizer products is accelerating and that litigation could potentially expand to include our products, which would materially and adversely affect our business, financial condition, operating results, liquidity, cash flow and operational performance.

32 | P a g e We must rely largely on our own market research and internal data to forecast sales and market demand and market prices which may differ from our forecasts. The Canadian excise duty framework affects profitability. We may hedge or enter into forward sales, which involves inherent risks. DIVIDENDS AND DISTRIBUTIONS DESCRIPTION OF CAPITAL STRUCTURE Common Shares Vaporizers, electronic cigarettes and related products were recently developed and therefore the scientific or medical communities have had a limited period of time to study the long-term health effects of their use. Currently, there is limited scientific or medical data on the safety of such products for their intended use and the medical community is still studying the health effects of the use of such products, including the long-term health effects. If the scientific or medical community were to determine conclusively that use of any or all of these products pose long-term health risks, market demand for these products and their use could materially decline. Such a determination could also lead to litigation, reputational harm and significant regulation. Loss of demand for our product, product liability claims and increased regulation stemming from unfavorable scientific studies on cannabis vaporizer products could have a material adverse effect on our business, results of operations and financial condition. Due to the early stage of the cannabis industry, together with recent and ongoing regulatory and policy changes in the medical and adult-use cannabis industries, laws that prevent widespread participation in and otherwise hinder market research in the medical and adult-use cannabis industry, and unreliable levels of market supply, the market data available for forecasting sales is limited and unreliable. As a result, we rely largely on our own market research and internal data to forecast industry trends and statistics as detailed forecasts are, with certain exceptions, not generally available from other sources. A failure in the demand for our products to materialize as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a material adverse effect on our business, financial condition and results of operations. Canada’s excise duty framework imposes an excise duty and various regulatory-like restrictions on certain cannabis products sold in Canada. We currently hold licenses issued by the CRA required to comply with this excise framework. Any change in the rates or application of excise duty to cannabis products sold by us in Canada, and any restrictive interpretations by the CRA or the courts of the provisions of the Excise Act, 2001 (which may be different than those contained in the Cannabis Act) may affect our profitability and ability to compete in the market. We may hedge or enter into forward sales of our forecasted right to purchase cannabis. Hedging involves certain inherent risks including: (i) credit risk (the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with us or adversely affect the financial and other terms the counterparty is able to offer us); (ii) market liquidity risk (the risk that we have entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position); and (iii) unrealized fair value adjustment risk (the risk that, in respect of certain hedging products, an adverse change in market prices for cannabis will result in us incurring losses in respect of such hedging products as a result of the hedging products being out-of-the-money on their settlement dates). There can be no assurance that a hedging program designed to reduce the risks associated with price fluctuations will be successful. Although hedging may protect us from adverse changes in price fluctuations, it may also prevent us from fully benefitting from positive changes in price fluctuations. Aurora has not declared nor paid any cash dividends on any of its issued shares since its inception. Other than requirements imposed under applicable corporate law, there are no restrictions on the Company’s ability to pay dividends under the Company’s constating documents. The Company’s authorized share capital consists of an unlimited number of Common Shares without par value, an unlimited number of Class A shares with a par value of $1.00 each, and an unlimited number of Class B shares with a par value of $5.00 each. Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Company such are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Class A Shares

Class A shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class A shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Class B Shares

Class B shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

As of May 31, 2025, being the most recently completed month prior to the date of this AIF, there were 56,242,436 Common Shares issued and outstanding and 66,159,837 on a fully diluted basis. No Class A shares or Class B shares are issued or outstanding. As of May 31, 2025, the dilutive securities are summarized as follows:

Security Type	Common Shares Issuable (#)	Exercise price (average) ($)	Cash proceeds or debt reduction if exercised ($)
Warrants[(1)]	7,056,182	$44.33	$312,776,380
Stock Options	1,738,136	$61.97	$107,711,099
Restricted Share Units ("RSUs")[(2)]	724,778	N/A	-
Performance Share Units ("PSUs")[(2)]	341,549	N/A	-
Deferred Share Units ("DSUs")[(2)]	56,755	N/A	-

Notes:

(1) Details of warrants outstanding: (i) 11,741 common share purchase warrants exercisable at a price of $111.06 until November 30, 2025; (ii) 7,040,875 common share purchase warrants exercisable at a price of $44.03 until June 1, 2025; and (iii) 3,567 common share purchase warrants exercisable at a price of $418.80 until July 31, 2025.

(2) RSUs, PSUs and DSUs do not have an exercise price and no cash proceeds are required upon release of the units.

MARKET FOR SECURITIES

Trading Price and Volume

The Company's Common Shares have been listed on the TSX under the trading symbol "ACB" since July 24, 2017. The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

Month	TSX Price Range		
	High ($)	Low ($)	Total Volume
April 2024	$12.65	$5.81	80,689,612
May 2024	$10.34	$8.42	36,710,387
June 2024	$8.35	$6.32	12,047,222
July 2024	$8.58	$6.18	20,651,756
August 2024	$9.66	$8.00	18,074,668
September 2024	$8.11	$7.33	8,564,948
October 2024	$8.43	$7.25	10,168,569
November 2024	$8.46	$5.83	11,775,122
December 2024	$6.50	$5.88	7,204,357
January 2025	$6.80	$5.28	7,137,637
February 2025	$9.90	$4.95	19,175,200
March 2025	$7.35	$6.04	9,130,900

In the U.S., the Common Shares have been listed on Nasdaq since May 25, 2021. The following table sets forth information relating to the trading of the Common Shares on Nasdaq for the months indicated.

Month	Nasdaq Price Range		
	High (US $)	Low (US $)	Total Volume
April 2024	$9.23	$4.31	328,049,413
May 2024	$7.61	$6.15	93,272,269
June 2024	$6.09	$4.62	21,900,014

33 | P a g e

Month	Nasdaq Price Range		
	High (US $)	Low (US $)	Total Volume
July 2024	$6.25	$4.52	34,031,597
August 2024	$7.05	$5.54	34,171,407
September 2024	$6.08	$5.41	15,044,501
October 2024	$6.10	$5.32	20,346,531
November 2024	$6.11	$4.18	25,302,315
December 2024	$4.63	$4.10	13,859,176
January 2025	$4.70	$3.65	14,397,529
February 2025	$6.91	$3.42	137,979,900
March 2025	$5.29	$4.20	24,479,900

Prior Sales

During the fiscal year ended March 31, 2025, the Company issued the following securities, which are convertible into Common Shares but are not listed or quoted on a marketplace:

Date of Issuance	Type of Security Issued	Number of Common Shares Issuable Upon Exercise or Conversion	Exercise or Conversion Price Per Common Share
April 4, 2024	RSU Release	2,903	$82.20
June 28, 2024	RSU Release	85,904	$7.60
June 28, 2024	RSU Release	14,890	$85.00
June 28, 2024	RSU Release	27	$126.10
July 31, 2024	RSU Release	11,256	$7.60
August 16, 2024	Stock Options	20,317	$4.11
August 19, 2024	RSU Release	4,010	$7.60
August 19, 2024	RSU Release	12,070	$18.70
August 19, 2024	RSU Release	578	$33.20
August 19, 2024	RSU Release	243	$82.20
September 25, 2024	RSU Release	157,814	$18.70
September 30, 2024	Stock Options	7,148	$4.11
October 1, 2024	RSU Release	11,300	$82.20
October 8, 2024	RSU Release	2,903	$82.20
November 18, 2024	RSU Release	745	$19.20
January 20, 2025	PSU Release	441	$18.70
January 20, 2025	PSU Release	1,428	$7.60
January 20, 2025	RSU Release	688	$18.70
January 20, 2025	RSU Release	3,590	$7.60
February 18, 2025	RSU Release	7,755	$7.60
February 18, 2025	RSU Release	53	$82.20
February 21, 2025	DSU Release	55	$949.20
February 21, 2025	DSU Release	50	$901.20
February 21, 2025	DSU Release	60	$217.20
February 21, 2025	DSU Release	68	$192.70
February 21, 2025	DSU Release	86	$152.50
February 21, 2025	DSU Release	130	$100.90
February 21, 2025	DSU Release	98	$134.60
February 21, 2025	DSU Release	81	$124.20
February 21, 2025	DSU Release	185	$116.90
February 21, 2025	DSU Release	117	$112.40
February 21, 2025	DSU Release	188	$112.80
February 21, 2025	DSU Release	418	$82.20
February 21, 2025	DSU Release	157	$83.70
February 21, 2025	DSU Release	290	$73.40
February 21, 2025	DSU Release	270	$48.60
February 21, 2025	DSU Release	332	$52.70
February 21, 2025	DSU Release	551	$23.80

34 | P a g e

Date of Issuance	Type of Security Issued	Number of Common Shares Issuable Upon Exercise or Conversion	Exercise or Conversion Price Per Common Share
February 21, 2025	DSU Release	921	$19.00
February 21, 2025	DSU Release	1,834	$16.70
February 21, 2025	DSU Release	2,180	$17.20
February 21, 2025	DSU Release	1,458	$12.00
February 21, 2025	DSU Release	3,233	$11.60
February 21, 2025	DSU Release	1,882	$9.30
February 21, 2025	Stock Options	84,196	$4.11
February 24, 2025	PSU Release	15,416	$18.70
February 24, 2025	RSU Release	37,684	$18.70
March 11, 2025	Earnout Release	1,190,432	$6.26

ESCROWED SECURITIES

The Company had no escrowed securities, or securities that are subject to a contractual restriction on transfer, outstanding as at March 31, 2025.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth information regarding our directors and executive officers. Each of the directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed.

Name, Municipality of Residence and Position with the Company	Director or Officer Since	Principal Occupation(s) for the Last Five Years[1]
Miguel Martin **Virginia, USA** Chief Executive Officer and Director	July 2020[2]	Chief Executive Officer of Aurora since September 2020; Executive Chairman of Aurora since September 2024; Chief Commercial Officer of Aurora (July 2020 to September 2020)
Ron Funk[3][4][5] **Ontario, Canada** Independent Chairman	July 2018	Lead Independent Director of Aurora since September 2024; former Chairman of the Board of Aurora (May 2021 to September 2024); owner of Funk Consulting (May 2009 to July 2020)
Michael Singer[3][4] **Québec, Canada** Independent Director	May 2016	Director, consultant and entrepreneur (CPA, CGA); former Executive Chairman (July 2018 to May 2021) and Interim CEO (February 2020 to September 2020)
Norma Beauchamp[3][5] **Ontario, Canada** Independent Director	July 2018	Retired; independent director
Theresa Firestone[3][4] **Ontario, Canada** Independent Director	July 2021	Retired; former Senior Vice President, Health and Wellness at Shoppers Drug Mart (January 2019 to April 2021)
Chitwant Kohli[3][5] **Ontario, Canada** Independent Director	January 2022	Retired; independent director
Rajesh Uttamchandani **Ontario, Canada** [4][5] Independent Director	May 2024	Chief People Officer at ApplyBoard (2022 to April 2024); former Chief Operating Officer and Chief People Officer at MaRS Discovery District (2020 to 2022); former Chief Human Resources Officer and Managing Director at ZAFIN (2015 to 2020)
Simona King **Maryland, USA** Chief Financial Officer	February 2024	Chief Financial Officer of Aurora since February 2024; former Chief Financial Officer at Passage Bio (2021 to 2023); Chief Financial Officer at Tmunity (2020 to 2021); VP, FP&A and Assistant Treasurer, Finance at Emergent BioSolutions (2019 to 2020); former Executive Director, Head of Finance (and earlier roles) at Bristol Myers Squibb (2000 to 2019)
Nathalie Clark **Ontario, Canada** EVP, General Counsel and Corporate Secretary	March 2022	EVP, General Counsel and Corporate Secretary of Aurora; former General Counsel and Corporate Secretary at Computershare Trust Company of Canada (August 2020 to March 2022); former Vice-President, HR at TD Bank Group (August 2017 to August 2020)

35 | P a g e

36 | P a g e Name, Municipality of Residence and Position with the Company Director or Officer Since Principal Occupation(s) for the Last Five Years(1) Alex Miller Ontario, Canada EVP, Operations and Supply Chain May 2021 EVP, Operations and Supply Chain of Aurora; former Vice-President, Operations at MAV Beauty Brands Inc. (August 2020 to May 2021); former SVP Operations at Kruger Tissue Products Inc. (September 2018 to February 2020) Lori Schick Ontario, Canada EVP, Human Resources May 2021 EVP, Human Resources of Aurora; former Senior Vice President and Head of People at Holt, Renfrew & Co. (March 2018 to May 2021) Andre Jerome Québec, Canada EVP, Global Business Development November 2019 Executive Vice-President, Global Business Development; former Chief Integrations Officer of Aurora (November 2019 to June 2020); former SVP Integrations of the Company (February 2018 to November 2019) Notes: (1) The information as to the principal occupation, business or employment is not within the knowledge of the Company and has been furnished by each respective director or officer. (2) Miguel became an officer of the Company in July 2020 and was appointed to the Board on September 8, 2020. (3) Member of the Audit Committee. (4) Member of the Human Resources and Compensation Committee (5) Member of the Nominating and Corporate Governance Committee As of the date of this AIF, our directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over approximately 228,039 Common Shares, representing approximately 0.4% of the issued and outstanding Common Shares. The statement as to the number of Common Shares beneficially owned directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers. Cease Trade Orders, Bankruptcies, Penalties or Sanctions No director or executive officer of the Company is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that: (a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. No director or executive officer of the Company, nor a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (a) is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director. No director or executive officer of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director. Conflicts of Interest The Company’s directors and officers may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction. If a

37 | P a g e conflict of interest arises, the Company will follow the provisions of the BCBCA dealing with conflict of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the BCBCA. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and the best interest of the Company. LEGAL PROCEEDINGS AND REGULATORY ACTIONS Other than as described below, during the financial year ended March 31, 2025, there have been no material legal proceedings to which the Company is or was a party or of which any of its property is or was the subject of that involves claims for damages, and the Company is unaware of any such proceedings being contemplated.  On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. The court approved a settlement of U.S.$8.0 million in January 2025 which was covered by the Company’s insurance. This matter is now concluded.  On June 15, 2020, a claim was filed in the Court of King's Bench of Alberta against Aurora and a former officer alleging breach of obligations under a term sheet, with the plaintiff seeking $18 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to continue to defend the claim.  On June 16, 2020, the Company and its subsidiary, ACE, were named in a purported class action proceeding in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involved a number of other parties including Aleafia Health Inc., Hexo Corp. and Tilray Canada Ltd., among others. The plaintiffs filed a Discontinuance of Claim for this matter during fiscal 2025 and, as such, this claim is no longer active.  On August 10, 2020, a purported class action lawsuit was filed with the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. Plaintiff and defendant have each prepared factums for a leave application. Prior to the hearing, the defendants filed a request for adjournment and leave to amend their pleadings. The amended Statement of Claim was filed on March 8, 2024. The Company has filed a motion to strike the amendment, and the motion to strike was heard the week of November 18, 2024. We continue to await the judge’s decision. The Company disputes the allegations and intends to vigorously defend against the claims.  On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defence on March 24, 2021. Plaintiffs brought an application seeking summary judgment as against the Company and the Company has filed affidavit evidence in response. Cross-examinations for the Company’s affiants and for plaintiff’s affiant have been completed. While this matter is ongoing, the Company intends to continue to defend against the claims.  On November 15, 2022, the Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) were named in a purported class action proceeding in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. On May 14, 2025 Justice Leiper approved an order certifying the proceeding as a class. The parties mutually agreed to certify a narrower claim and a consent certification. In consenting to this procedural step, Aurora did not admit liability, which will be vigorously defended against in the proceedings. The Company intends to continue to defend against the claim. The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above. During the last fiscal financial year, there have not been any penalties or sanctions imposed against the Company by a court relating to provincial and territorial securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Company, and the Company has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

38 | P a g e TRANSFER AGENT AND REGISTRARS MATERIAL CONTRACTS INTEREST OF EXPERTS Name of Experts Interests of Experts AUDIT COMMITTEE Composition of the Audit Committee Other than as disclosed elsewhere in this AIF and in the consolidated financial statements of the Company for the financial year ended March 31, 2025, to the best of the Company’s knowledge, none of the directors or executive officers of the Company, or any shareholders who beneficially own, control or direct, directly or indirectly, more than 10% of the Company’s outstanding Common Shares, or any known associates or affiliates of such persons, had any material interests, direct or indirect, in any transaction within the three most recently completed financial years or during the current year that has materially affected or is reasonably expected to materially affect the Company. The Company’s Registrar and Transfer Agent is Computershare Investor Services Inc., located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9. On February 6, 2025, the Company entered into a material supply agreement with SNDL (the “SNDL Agreement”), under which SNDL is expected to supply the Company with premium cannabis flower. The term of the SNDL Agreement is for three years with an option to extend and an estimated value of $27 million. A copy of the SNDL Agreement has been filed on Aurora's SEDAR+ profile at www.sedarplus.ca. Other than the SNDL Agreement and contracts entered into in the ordinary course of business, the Company has not entered into any other material contracts within the most recently completed financial year or previous to the most recently completed financial year, that are still in effect. The following are the persons or companies who were named as having prepared or certified a statement, report or valuation in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company.  Ernst & Young, the Company’s independent auditors for the financial year ended March 31, 2025, have prepared an independent audit report dated June 17, 2025 in respect of the Company’s audited consolidated financial statements for the financial year ended March 31, 2025.  KPMG LLP, the Company’s former independent auditors for the financial year ended March 31, 2024, have prepared an independent audit report dated June 17, 2025 in respect of the Company’s audited consolidated financial statements for the financial year ended March 31, 2024. Ernst & Young LLP, auditors of the Company for the financial year ended March 31, 2025 and KPMG LLP, auditors for the financial year ended March 31, 2024, have both confirmed that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards. The Company’s audit committee (the “Audit Committee”) has various responsibilities as set forth in NI 52-110, concerning constitution of its Audit Committee and its relationship with its independent auditor and, among such responsibilities, being a requirement that the Audit Committee establish a written charter that sets out its responsibilities. A copy of the charter of the Audit Committee is available as Schedule “A” to this AIF. As of the date of this AIF, the Company’s Audit Committee is composed of the following members, each of whom is “independent” within the meaning of NI 51-110. Member Financially Literate (Y/N)(1) Relevant Education and Experience Chitwant Kohli (Chair) Y Mr. Kohli is a chartered professional accountant in Canada and has held that designation since 1991. He is retired, following a career as a senior financial executive with significant experience in finance, strategic planning, real estate, and operations. He is considered a “Financial Expert” as defined by the SEC. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Member	Financially Literate (Y/N)(1)	Relevant Education and Experience
Michael Singer	Y	Mr. Singer has extensive financial management and capital markets experience in the pharmaceutical and medical cannabis industries. He formerly acted as Aurora's Interim CEO (February 2020 to September 2020) and Executive Chairman (until May 2021). In addition, he acted as the Chief Financial Officer of Nasdaq-listed Clementia Pharmaceuticals Inc., a Montreal based clinical stage biopharmaceutical company from May 2015 until July 2018. From May 2014 until June 2015, he was Chief Financial Officer of Bedrocan Cannabis Corp. Mr. Singer holds a Graduate Diploma in Public Accounting from McGill University and a Bachelor of Commerce from Concordia University. He is considered a "Financial Expert" as defined by the SEC.
Ron Funk	Y	Mr. Funk holds an MBA from Kellogg-Schulich and an ICD.D designation through the Institute of Corporate Directors. He has been providing consulting services since 2009, and previously served on the Board of MedReleaf prior to its acquisition by the Company, where he served as a member of its audit committee.
Theresa Firestone	Y	Ms. Firestone is a distinguished former senior healthcare executive with leadership positions in Canada, Europe and Asia. Her experience includes over 15 years of international P&L management, 15 years in senior roles at Pfizer Inc., over ten years at the Ontario Ministry of Health and seven years in retail and health and wellness. She obtained a Bachelor of Applied Science from the University of Guelph and completed the Pfizer Executive Leadership Program at Harvard Business School in 1999.
Norma Beauchamp	Y	Ms. Beauchamp has over three decades' of experience in the corporate and non-profit sectors, having held senior leadership positions in Canada and Germany. She obtained a Bachelor of Business Administration in Marketing from Bishop's University, and holds an ICD.D designation through the Institute of Corporate Directors.

Note

(1) Pursuant to NI 51-110, an individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than Ernst & Young for the financial year ended March 31, 2025.

Reliance on Certain Exemptions

At no time has the Company relied on an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, other than as set out in the Audit Committee charter.

External Auditor Service Fees (by category)

The Audit Committee has reviewed the nature and amount of the audit services provided by Ernst & Young and KPMG LLP to the Company to ensure auditor independence. The aggregate fees billed by the Company's external auditor and former auditor during the financial years ended March 31, 2025 and March 31, 2024 are as follows:

Financial Period Ending	Audit Fees ($)(1)	Audit Related Fees ($)(2)	Tax Fees ($)(3)	All Other Fees ($)(4)
2025	4,658,658	-	10,250	-
2024	3,629,767	-	271,887	-

Notes

(1) "Audit Fees" includes fees (and out-of-pocket expenses) for the performance of the annual audit and quarterly reviews of the financial statements, which includes the audit of significant transactions and matters, and reviews of prospectus and financing documents including related assistance to underwriters, as well as audits of statutory financial statements for subsidiaries

(2) "Audit-Related Fees" includes fees for assurance or accounting related services that have not been reflected under (1).

(3) "Tax Fees" includes fees for tax compliance and tax advice.

(4) "All Other Fees" refers to fees for ad hoc projects, which include reviews of prospectus and financing documents.

39 | P a g e

40 | P a g e ADDITIONAL INFORMATION Additional information relating to the Company is available under the Company’s profile on SEDAR+ at www.sedarplus.ca. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under the Company’s equity compensation plans, as applicable, is contained in the Company’s management information circular for its most recent annual general meeting. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended March 31, 2025 which may be obtained upon request from Aurora’s head office, or may be viewed on the Company’s website https://www.auroramj.com/investors/.

41 | P a g e Purpose The primary purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) is to act on behalf of the Board in fulfilling the Board’s oversight responsibilities with respect to: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the performance of the Company’s internal audit function and independent auditor; (v) the adequacy of the Company’s system of internal controls over financial reporting; and (vi) treasury matters, including debt and equity and risk financing decisions and the maintenance of adequate liquidity. The policy of the Committee, in discharging these obligations, shall be to maintain and foster an open avenue of communication between the Committee, the Auditors, and the Company’s financial management teams. Composition The Committee shall consist of at least three (3) members of the Board and shall satisfy the independence and financial literacy requirements imposed by the applicable securities legislation and by any stock exchange policies on which any of the Company’s capital stock is listed, including any exceptions permitted by such requirements. Term of Office The members of the Committee will be appointed or re-appointed by the Board on an annual basis. Each member of the Committee will continue to be a member thereof until such member’s successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to meet the requirements established, from time to time, by any regulators. Vacancies on the Committee will be filled by the Board. Chair The Board will appoint the Chair of the Committee annually, to be selected from the members of the Committee. If, in any year, the Board does not make an appointment of the Chair, the incumbent Chair will continue in office until that Chair’s successor is appointed. Meetings and Minutes The Committee will meet at least once during each fiscal quarter and hold such meetings as its members shall deem necessary or appropriate. The Committee will allocate sufficient time at the end of each regular meeting for an in camera session with the Committee alone and executive sessions with management, as required, in order to discuss matters that the Company believes should be discussed privately, and may otherwise meet without management being present, as necessary. Minutes of each meeting of the Committee shall be prepared and distributed to each director of the Company. Quorum A quorum at any meeting will be a simple majority of Committee members, provided that if the number of Committee members is an even number, one half of the number plus one shall constitute a quorum. Duties and Responsibilities The Committee is appointed by the Board to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company. The Committee’s primary duties and responsibilities are to: Interaction with the Independent Auditor: (a) Appointment and Oversight. The Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor (including resolution of any disagreements between Company management and the independent auditor regarding financial reporting) and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing the audit, review or attest services for the Company, and the independent auditor and such other registered public accounting firm must report directly to the Committee. The Committee must pre-approve any audit and non-audit service provided to the Company by the independent auditor, unless the engagement is entered into pursuant to appropriate preapproval authority delegated to the Chair of the Committee under policies established by the Committee. Any services pre- SCHEDULE “A”: AUDIT COMMITTEE CHARTER

42 | P a g e approved by the Chair must be ratified by the full Committee at its next regularly scheduled meeting. (b) Annual Report on Independence and Quality Control. The Committee must, as least annually, obtain and review a report from the independent auditor describing: (i) The auditing firm’s internal quality-control procedures; (ii) Any material issues raised by the most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years relating to any independent audit conducted by the auditing firm, and any steps taken to deal with any such issues; and (iii) All relationships and services between the independent auditor and the Company in order to assess the independent auditors’ independence. Annual Financial Statements and Annual Audit (c) Audit Problems. The Committee must discuss with the independent auditor any audit problems or difficulties and management’s response. (d) Annual Financial Statements and Annual Report on Form 40-F. The Committee must review and discuss the annual audited financial statements with management and the independent auditor, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s attestation on the adequacy of internal controls over financial reporting. (e) Committee Report. The Committee must provide the Company with the report of the Committee with respect to the audited financial statements for inclusion in each of the Company’s annual proxy statements. Quarterly Interim Financial Statements (f) Quarterly Interim Review. The Committee must review and discuss the quarterly interim financial statements with management and the independent auditor, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” (g) Approval. The Committee, as delegated by the Board, has the authority to approve the quarterly interim financial statements and accompanying “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the first three quarters of each fiscal year, as permitted by statute. Other Duties and Responsibilities (h) Compliance, Risk and Assurance. The Compliance Risk and Assurance (“CRA”) function provides management and the Committee with ongoing assessment and information regarding the Company’s risk management processes and system of internal control, including the delivery of internal audit services and assurance projects. CRA will report functionally to the Committee and administratively to the EVP, General Counsel and Corporate Secretary. Oversight responsibilities of the Committee include: (i) Implementation. The Committee must assist with Board oversight of the design and implementation of the CRA function. (ii) Risk Assessment, Risk Management and Compliance. The Committee must discuss the Company’s policies with respect to risk assessment, risk management and compliance with relevant laws and regulations. (iii) Enterprise Risk and Assurance Charter. The Committee must approve the Enterprise Risk and Assurance Charter, any significant revisions thereto, as well as receive communication from the function’s leadership at least annually, confirming the scope, mandate, and independence of the CRA function. (iv) Internal Control over Financial Reporting. The Committee must review management’s assessment of the adequacy and effectiveness of the organization’s system of internal control and management information systems through discussion with management, CRA, and the external auditor, including the adequacy of processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud to ensure the organization meets its obligations under the Sarbanes-Oxley Act to support Section 404 Chief Executive Officer and Chief Financial Officer certifications. (v) Annual Risk-Based Audit and Advisory Plan. The Committee must annually approve the annual Risk-Based Audit and Advisory Plan and associated budget, which includes the planned projects for the upcoming fiscal year, as well as any significant changes to the plan during the fiscal year to accommodate changes in circumstances and any ad-hoc Committee or management requests. (vi) Quarterly Reporting. The Committee must receive quarterly communications from the function’s leadership on performance relative to the Risk-Based Audit and Advisory Plan, results of planned projects, the ERM Framework, selected risk mitigation plans and strategies, corporate compliance, and other matters. (vii) Function Performance. The Committee must annually assess the effectiveness of the CRA function, provide

43 | P a g e input into the performance appraisal process for the Head of the CRA function (“CRA Lead”) and approve any decisions regarding the appointment and removal of the CRA Lead. (i) Review of Earnings Releases. The Committee must discuss the Company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies. (j) Oversight of Treasury Functions. The committee must provide oversight of liquidity and broader balance sheet management by the Company, including debt and equity financing decisions. (k) Oversight of Investments and Investment Policy. The Committee must provide oversight of investments and an investment policy, following adoption by the Board. Once an investment policy is established by the Board, the Committee is responsible for reviewing and approving any subsequent changes. (l) Oversight of Related Party Transactions. The Committee must establish, maintain and oversee compliance with a related party transactions policy applying to employees and members of the Board. (m) Oversight of Cyber-Risk. The Committee must regularly review and discuss reports on the Company’s cyber risk exposure and the adequacy of associated protections. (n) Hiring of Independent Auditor Employees. The Committee must set clear hiring policies for employees or former employees of the Company’s independent auditor. (o) Complaint Procedures. The Committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters and review and ensure resolution of such concerns on a timely basis. (p) Oversight of Insurance Policies and Procedures: The Committee must discuss and approve all significant policies and procedures relating to insurance coverages of whatever type, as well as associated coverage limits. (q) Reports to the Board of Directors. The Committee must report regularly to the Board regarding the activities of the Committee. (r) Committee Self-Evaluation. The Committee must at least annually perform an evaluation of the performance of the Committee. Pre-Approval of Non-Audit Services The Committee may delegate to the Chair the authority to pre-approve audit and non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The pre- approval of non-audit services must be presented to the Committee at its first scheduled meeting following such pre-approval. The Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Committee is informed of each non-audit service and the procedures do not include delegation of the Committee’s responsibilities to management. External Advisors The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties. External Auditors The external auditors are ultimately accountable to the Committee and the Board, as representatives of the shareholders. The external auditors will report directly to the Committee. The Committee will: (a) review the independence and performance of the external auditors and annually recommend to the Board the nomination of the external auditors or approve any discharge of external auditors when circumstances warrant; (b) approve the fees and other significant compensation to be paid to the external auditors; (c) on an annual basis, or more often if circumstances warrant, review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence; (d) review the external auditors’ audit plan to see that it is sufficiently detailed and reflects any significant areas of focus that the Committee deems important; (e) before the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by Chartered Professional Accountants Canada (CPA

44 | P a g e Canada); (f) consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting; (g) resolve any disagreements between management and the external auditors regarding financial reporting; (h) approve in advance all audit services and any non-prohibited non-audit services to be undertaken by the external auditors for the Company; and (i) receive from the external auditor’s timely reports of: (i) any and all critical accounting policies and key audit matters; (ii) any alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the externalauditors, together with rationale; (iii) any internal control issues which they deem significant; and (iv) any other material written communications between the external auditors and management. (j) hold regular private sessions with the external auditors without management present. Legal Compliance On an annual basis, or more frequently as required, the Committee will review with the Company’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies. Complaints The Company has in place whistleblower reporting mechanisms to allow individuals to bring to the attention of the Committee any complaints regarding accounting, internal accounting controls or auditing matters. The Committee will periodically establish and reconfirm procedures for the submission, receipt and treatment of such complaints and concerns. In all cases, the Committee will conduct a prompt, sufficient and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action. To the extent practicable, all complaints will be kept confidential. The Company will not condone any retaliation for a complaint made in good faith. Review and Disclosure The Committee will annually review and reassess this Charter as it deems appropriate and submit any recommend changes to the Board for approval. The Committee will ensure that this Charter is disclosed on the Company’s website and that this Charter or a summary of it which has been approved by the Committee is disclosed in accordance with all applicable securities laws or regulatory requirements. Last presented for review and approval to, and so approved by the Board on March 27, 2025.